    As filed with the Securities and Exchange Commission on June 19, 2002.


                                               Registration No. 333-85332

================================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------


                                Amendment No. 1


                                      TO

                                   FORM S-2
                            REGISTRATION STATEMENT

                                     Under

                          THE SECURITIES ACT OF 1933

                               -----------------


                        ENVIRONMENTAL POWER CORPORATION

               (Name of registrant as specified in its charter)

                               -----------------

                     Delaware                  04-2782065
                  (State or other           (I.R.S. Employer
                  jurisdiction of
                 incorporation or          Identification No.)
                   organization)
                                            JOSEPH E. CRESCI
              One Cate Street, Fourth    One Cate Street, Fourth
                       Floor                      Floor
             Portsmouth, New Hampshire  Portsmouth, New Hampshire
                       03801                      03801
                  (603) 431-1780             (603) 431-1780
              (Address, including zip   (Name, address, including
                     code, and                zip code, and
                 telephone number,          telephone number,
               including area code,       including area code,
             of registrant's principal    of agent for service)
                executive offices)

                                With copies to:
                             Steven I. Himelstein
                             Dorsey & Whitney LLP
                   250 Park Avenue New York, New York 10177

   Approximate date of commencement of proposed sale to the public: As soon as practicable following the date on which the Registration Statement becomes effective.

   If any of the securities being registered on this form are offered as a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

   If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof pursuant to Item 11(a)(i) of this Form, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                               -----------------

                        CALCULATION OF REGISTRATION FEE
================================================================================

                                                         Proposed       Proposed
                                       Amount            maximum        maximum      Amount of
    Title of each class of              to be         offering price   aggregate    registration
  securities to be registered       registered(1)       per share    offering price    fee(5)
------------------------------------------------------------------------------------------------
Common Stock....................        14,551,683(2)     $0.52        $7,566,875       $696
------------------------------------------------------------------------------------------------
Common Stock Underlying Options.           116,962(3)      0.52            60,821          6
------------------------------------------------------------------------------------------------
Common Stock Underlying Warrants           821,170(4)      0.52           427,008         40
------------------------------------------------------------------------------------------------
Total...........................  15,489,815 Shares        XXX          8,054,704       $741
------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) In accordance with Rule 416, there are hereby being registered an indeterminate number of additional shares of common stock which may be issued as a result of the anti-dilution provisions of the options and warrants.
(2) Registered for resale.
(3) Registered for resale upon exercise of outstanding options.
(4) Registered for resale upon exercise of outstanding warrants.

(5) The registration fee was calculated in accordance with Rule 457(c) and is based on the average of the bid and asked prices of the registrants' common stock, as reported on the OTC Bulletin Board on March 27, 2002. The fee table has been revised to reduce the number of shares being registered from 16,994,456 to 15,489,815. A filing fee of $814 was previously paid as a part of our filing on April 1, 2002. Accordingly, no fee is being submitted herewith.


   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell their securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy the securities in any state where the offer or sale is not permitted.



                  Subject to completion, dated June 19, 2002.


PROSPECTUS

                        ENVIRONMENTAL POWER CORPORATION


                       15,489,815 shares of common stock


                               -----------------


   This prospectus describes the registration of 14,551,683 shares of common stock, 116,962 shares of common stock issuable upon the exercise of outstanding options and 821,170 shares of common stock issuable upon exercise of outstanding warrants. We will be issuing, in private transactions, the shares of common stock issuable upon exercise of the options and warrants.


   We do not know if any or all of the options or warrants will be exercised. The selling shareholders will have to exercise the options and warrants in order to publicly sell the underlying shares of common stock that are offered for resale in this prospectus.

   The common stock is quoted for trading on the OTC Bulletin Board under the symbol "POWR." The address of our principal executive offices is One Cate Street, Fourth Floor, Portsmouth, New Hampshire 03801 and our telephone number is (603) 431-1780.

   Investing in the common stock involves certain risks. See "Risk Factors" commencing on page 3 of this prospectus.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                The date of this prospectus is         , 2002.

                               TABLE OF CONTENTS

                                                                Page
                                                                ----
           RISK FACTORS........................................   3
           CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS  12
           USE OF PROCEEDS.....................................  12
           SELLING SHAREHOLDERS................................  12
           PLAN OF DISTRIBUTION................................  18
           DESCRIPTION OF SECURITIES...........................  19
           DOCUMENTS INCORPORATED BY REFERENCE.................  20
           WHERE CAN YOU FIND ADDITIONAL INFORMATION...........  20
           LEGAL MATTERS.......................................  20
           EXPERTS.............................................  20
           INDEX TO PRO FORMA FINANCIAL INFORMATION AND MICROGY
             FINANCIAL STATEMENTS..............................  21

                                 RISK FACTORS

   An investment in our common stock is speculative and involves a high degree of risk. You should purchase the common stock only if you are sophisticated in financial matters and business investments. You should carefully consider the following factors before purchasing our common stock.

Microgy Cogeneration Systems, Inc., a company that we recently acquired, has very little operating history from which to evaluate its business and products.

   Microgy was formed in 1999 and is still in the development stage. Microgy intends to develop facilities which use environmentally friendly anaerobic digestion and other technologies to produce bio-energy from animal and organic wastes. Because a large part of our future business is anticipated to involve Microgy's bio-energy projects, your investment decision will likely be based in large part on an enterprise with very little operating history upon which to judge. We are unable to determine whether our investment in Microgy will prove to be financially advantageous.

Microgy has experienced losses to date and we anticipate it will continue to experience losses in the foreseeable future.


   Microgy had accumulated losses of approximately $2.6 million through March 31, 2002. We expect our Microgy subsidiary to continue to incur losses, reduce our earnings or, as the case may be, add to our earnings deficit as we seek to develop its business. These ongoing losses will likely adversely affect our financial condition into the foreseeable future.


We have not completed our plans for deployment of our anaerobic digester technology and therefore, cannot predict its related costs or outlook for profitability.

   The strategic implementation planning necessary to determine our course of action for deployment of our anaerobic digester technology has not been completed. Accordingly, no decision has been made as to whether we will sell, install and operate, or develop and own the related facilities. In addition, we do not have experience in, or a basis for, predicting the general and administrative and other costs associated with developing anaerobic digester facilities. Because of this we are unable to determine when or if these facilities will generate a profit. If the organizational, structural, staffing and other overhead costs associated with the anaerobic digester facilities outstrip any profits, the value of your investment will be adversely affected.

If we are unable to obtain needed financing for Microgy's anaerobic digestion bioenergy projects, the valuation of our Microgy investment may be reduced significantly.

   We are considering corporate, project and group financing to fund the cost of any development we may decide to pursue for our anaerobic digestion bioenergy projects. In such event, we are likely to require financing with more favorable rates and terms than are generally available and such financing may be difficult to obtain. If we are unable to obtain such financing, our initial valuation of our Microgy investment may be reduced significantly, and we may be required to substantially curtail our business or close any anaerobic digester projects. This financing will depend on the lender's or investor's review of the financial capabilities of us as well as specific project or projects and other factors, including their assessment of our ability to successfully construct and manage the project.

Microgy's technologies could become obsolete before commercial deployment, reducing the value of your investment.

   We do not expect to commercially deploy Microgy's licensed anaerobic digestion bioenergy technologies until we further develop Microgy's business plan, decide on project structures and arrange necessary financing. Current solutions or solutions that may be developed in the future by competitors could make our anaerobic digestion bioenergy technologies obsolete before they are commercially deployed. Accordingly, we cannot guarantee that our technologies will ensure a competitive position within the marketplace in the future. If we are unable to obtain a competitive position in the agricultural and alternative power generation markets, the value of your investment will be reduced. If we experience delays in obtaining the technical information and specifics needed to build our licensed anaerobic digester technologies, our business could be harmed and the value of your investment could be reduced.

If we experience delays in obtaining the technical information and specifics needed to build our licensed anaerobic digester technologies, our business could be harmed and the value of your investment could be reduced.

   The company from which we license intellectual property regarding our anaerobic digestion bioenergy products still holds trade secret and other proprietary information that is important to us. In the past, Microgy has experienced delays in obtaining and completing information necessary to successfully develop anaerobic digester projects. The inability to readily obtain this information from our licensor could delay our product offerings, make them more expensive to bring to market and reduce the value of your investment.

The market for anaerobic digester bioenergy technology is crowded and our market share may not be sufficient to be profitable.

   There are many companies that offer anaerobic digester systems. We believe that at least 60 companies offer complete systems or components to these systems in the U.S. market. The presence of these companies may dilute our market share to a degree that we are not profitable.

We currently rely on the Scrubgrass Project for all of our operating revenue.

   We own a 22 year leasehold interest that commenced in 1994 in our Scrubgrass Project, a waste coal fired electric generating facility in Pennsylvania. Because all of our operating revenue currently results from the Scrubgrass Project, we are dependent on its successful and continued operation.
Significant unscheduled shutdowns or large increases in interest rates at Scrubgrass could reduce our cash flow. This may necessitate a substantial curtailment of our operations and require the termination of any anaerobic digester projects and would have an adverse effect on our results of operations.

We do not control the management of the Scrubgrass project, our primary revenue generating asset.

   We have a management services agreement with PG&E National Energy Group to manage our Scrubgrass project and a 15-year operations and maintenance agreement with PG&E Operating Services Company to operate the facility. Under the terms of these agreements, there are provisions that limit our participation in the management and operation of our Scrubgrass project. Because we do not exercise control over the operation or management of our Scrubgrass project, decisions may be made, notwithstanding our opposition, that may have an adverse effect on our business.

Our current power generation revenue is derived from only one customer, the loss of which would severely harm our financial condition and the value of your investment

   Our current Scrubgrass project power generation revenue is earned under a long-term power purchase agreement with one customer, Pennsylvania Electric Company, or Penelec. We expect that the concentration of our revenue with this customer will continue for the foreseeable future. If this customer goes out of business or defaults on its payments to us, our financial condition will be adversely affected.

A large increase in interest rates may adversely affect our operating results.

   Our Buzzard subsidiary is leveraged with variable rate and fixed rate debt obligations. Should market interest rates rise significantly, our operating results will be adversely impacted.

Our long term Scrubgrass project power purchase agreement is subject to market conditions in its later years which may affect our profitability.

   Our Scrubgrass project generates electricity that is sold at rates established under a long-term power purchase agreement with Penelec, approved by the Pennsylvania Public Utility Commission. Contracted rates in the later years of the agreement are determined with reference to then existing market conditions. Therefore, low wholesale energy rates during the later years of the power purchase agreement would negatively impact our profitability and could affect our financial position.

Payment terms on our Scrubgrass project will change in 2003 and, if our working capital is not increased to satisfy the change, our cash available for other uses will be significantly limited.

   In 2003, the payment schedule on our power purchase agreement will be modified to allow Penelec more time to pay us for the power that we produce. This will reduce our working capital and could limit our ability to service our debt or allocate resources to other projects.

Our technology for generating power from waste coal at our Scrubgrass project is relatively new and unproven and its effectiveness and efficiency cannot be anticipated.

   Our Scrubgrass project employs circulating fluidized bed technology to produce electricity. Certain aspects of this technology, as well as the conversion of waste products into electricity, are relatively new concepts and have only been in existence in the United State over approximately the last 20 years. In addition, the long-term costs and implications of maintaining this technology have not been established by historical industry data. Accordingly, this technology carries greater risk of failure than proven power generation technologies with more established histories.

We are a small company and the entrance of large companies into the alternative fuels and renewable energy business will likely harm our business.

   Competition in the traditional energy business from electric utilities and other energy companies is well established with many substantial entities having multi-billion dollar multinational operations. Competition in the alternative fuels and renewable energy business is expanding with growth of the industry and advent of many new technologies. Larger companies, due to their better capitalization, will be better positioned to develop new technologies and to install existing or more advanced renewable energy generators, which could harm our market share and business.

If we are unable to obtain sufficient waste resources our renewable energy technologies will not likely operate profitably.

   The performance of our renewable energy technologies is dependent on the availability of certain waste resources to produce the raw energy and meet performance standards in the generation of power or fuel. Lack of these waste resources or adverse changes in the nature or quality of such waste resources would seriously affect our ability to develop and finance projects and to efficiently operate and generate income. In such circumstances, our revenue and financial condition will be materially and negatively affected. We cannot be sure that waste resources, will be available in the future for free or at a price that make them affordable for our waste to energy technologies.

Our reliance on licenses, agreements and business alliances links our fate to the fate of these businesses, of which we cannot predict or control.

   We intend to rely on a network of various licenses, agreements and alliances with other businesses to provide important technologies and services for our businesses. Specifically, we rely on third party companies for the operation and maintenance of our Scrubgrass project and for the technology upon which we base our proposed anaerobic digester projects. The termination of any of these or other material license, agreement or business alliance will have a detrimental impact on the success of one or all projects or categories of projects and negatively impact our revenue. We cannot predict or control the fate of these other businesses on which we rely.

Because we have not filed patents to protect Microgy's intellectual property, we might not be able to prevent others from employing competing products. Conversely, others who have filed for patent or other protection might be able to prevent us from employing our products.

   Neither we nor, it is believed, our primary licensor have filed any patent applications on the intellectual property Microgy plans to use. Should we or our primary licensor decide to file patent applications, there can be no assurance that any patent applications relating to our existing or future products or technologies will result in patents being issued, that any issued patents will afford adequate protection to us, or that such patents will not be challenged, invalidated, infringed or circumvented. Furthermore, there can be no assurance that others have not developed, or will not develop, similar products or technologies that will compete with our products without infringing upon, or which do not infringe upon, our intellectual property rights.

   Third parties, including potential competitors, may already have filed patent applications relating to the subject matter of our current or future products. In the event that any such patents are issued to such parties, such patents may preclude our licensors from obtaining patent protection for their technologies, products or processes. In addition, such patents may hinder or prevent us from commercializing our products and could require us to enter into licenses with such parties. There can be no assurance that any required licenses would be available to us on acceptable terms, or at all.

   We rely heavily on confidentiality agreements and licensing agreements to maintain the proprietary nature of our base of technologies relating to currently licensed technologies. To compete effectively, we may have to defend the rights to our intellectual property from time to time. The defense costs can be significant. As such, we may lack the financial resources to adequately defend our intellectual property.

Our license for microturbine technology is from a small company that has not completed the development of the technology and is therefore of an uncertain value.

   Our Microgy subsidiary has entered into a license agreement for applications of microturbine technology which is owned and being developed by Electric Power International, Inc., which itself is a small company with limited resources. Electric Power International has not yet completed development of the microturbine technology and may not have the resources available to do so. As a result, the value of this license agreement is of uncertain value.

The large amount of obstacles necessary to overcome for the development of power projects increases the possibility that such projects will incur costly delays.

   In our development of power projects for ourselves or on behalf of our customers, we will be required to enter into or obtain some or all of the following:

    .  site agreements;

    .  supply contracts;

    .  design/build or other construction related agreements;

    .  power sales contracts;

    .  various co-product sales agreements;

    .  waste disposal agreements;

    .  licenses;

    .  environmental and other permits;

    .  local government approvals; and

    . financing commitments required for the successful completion of development projects.

   Our failure to accomplish any of these objectives could materially increase the cost or prevent the successful completion of development projects and incur the loss of any investment made. These events could adversely affect our business and results of operations and the value of your investment.

System failure of our power generation projects will reduce our revenue.

   Whether we have sold our facilities to customers or continue to own them, our revenue and our performance under various agreements will depend on the efficient and uninterrupted operation of our bioenergy plants and systems, including automated control systems. Any system failure that causes interruptions in our operations could have a material adverse effect on our business, results of operations and financial condition. As we expand our operations, there will be increased stress placed upon hardware and information traffic management systems. There can be no assurance that we will not experience system failures. In addition, our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins and similar events. Our systems and operations will also face contamination due to the actions of farmers and others who may have access to our sites. We do not presently have redundant systems or a formal disaster recovery plan to mitigate the risk of losses that may occur. There can also be no assurance that any business interruption or property and casualty insurance that we would carry in the future would be sufficient to compensate for any losses that may occur.

Scheduled and unscheduled shutdowns of our power generation projects will reduce our revenue.

   Our Scrubgrass Project and any future power generation projects we develop will experience both scheduled and unscheduled shutdowns. Periodically, power generation projects incur scheduled shutdowns in order to perform maintenance procedures to equipment that cannot be performed while the equipment is operating. Occasionally, our power generation projects may also incur unscheduled shutdowns and be required to temporarily cease operation or operate at reduced capacity levels following the detection of equipment malfunctions, or following minimum generation orders received by the utility. During periods when these projects shutdown or are operating at reduced capacity levels, we may incur losses due to reduced operating revenue and due to additional costs that may be required to complete any maintenance procedures.


Our power generation activities expose us to significant liability that our insurance cannot cover.


   Our power generation activities involve significant risks to us for environmental damage, equipment damage and failures, personal injury and fines and costs imposed by regulatory agencies. In the event a liability claim is made against us, or if there is an extended outage or equipment failure or damage at our power plant for which it is inadequately insured or subject to a coverage exclusion, and we are unable to defend such claim successfully or obtain indemnification or warranty recoveries, there may be a material adverse effect on our financial condition.

Poor fuel and other materials quality will expose us to environmental liability and reduce our operating results.

   For our Scrubgrass project, we obtain waste coal primarily from coal mining companies on a long-term basis because waste coal is plentiful and generally creates environmental hazards, such as acid drainage, when not disposed of properly. The waste coal is burned in the Scrubgrass project using a circulating fluidized bed combustion system. During the circulating fluidized bed combustion process, the waste coal is treated with other substances such as limestone. Depending on the quality of the waste coal and the limestone, the facility operator may need to add additional waste coal or other substances to create the appropriate balance of substances which would result in the best fuel or sorbent consistency for power generation and compliance with air quality standards. Therefore, the cost of generating power is directly impacted by the quality of the waste coal which supplies the Scrubgrass project. Certain conditions, such as poor weather, can create situations where the facility operator has less control over the quality of the waste coal. Poor fuel quality may impact our future operating results.

The composition of effluents from our anaerobic digester facilities is not certain and may expose us to liability.

   We do not have experience in blending the wastes that will occur in our anaerobic digester facilities. Such blends could result in unpredictable regulatory compliance costs, related liabilities and unwanted materials in waste effluents and coproducts, all of which could harm our financial condition.

Our sale of power into unregulated and retail markets will likely subject our revenue to large swings or a prolonged depression of prices.

   Electricity is a commodity available from a large amount of sources with no pricing control. When we sell power under long term supply contracts or into the unregulated wholesale and retail markets, we will be subject to very competitive pricing pressures and market risks. Low energy rates would negatively impact our profitability and could adversely affect our financial condition.

Our products and services involve long sales cycles that result in high costs and uncertainty.

   The negotiation of the large number of agreements necessary to sell, develop, install, operate and manage any of our facilities, as well as to market the energy and other co-products and to provide necessary related resources and services, involves a long sales cycle and decision-making process. Delays in the parties' decision-making process are outside of our control and may have a negative impact on our cost of sales, receipt of revenue and sales projections. We estimate that it can take from six months to a year or more to obtain decisions and to negotiate and close these complex agreements.

Because the market for renewable energy and waste management is unproven, it is possible that we may expend large sums of money to bring our offering to market and the revenue that we derive may be insufficient to fund our operations.

   Our business approach to the renewable energy and waste management industry may not produce results as anticipated, be profitable or be readily accepted by the marketplace. We cannot estimate whether demand for our bio-energy products will materialize at anticipated prices, or whether satisfactory profit margins will be achieved. If such pricing levels are not achieved or sustained, or if our technologies and business approach to the energy industry do not achieve or sustain broad market acceptance, our business, operating results and financial condition will be materially and negatively impacted.

If we violate performance guarantees granted to Penelec we will be required to provide them with an incentive payment.

   Our agreement for the sale of power to Penelec contains a provision that requires our Scrubgrass project to provide Penelec a certain percentage of its average output over a given period of time. If we do not comply with this performance guarantee, we will be required to compensate Penelec with an incentive payment. The payment of an incentive payment would have an adverse effect on our financial condition.

Our products and services will be subject to numerous governmental regulations.

   We expect to provide services involving government regulation, which will subject us to certain regulatory policies and procedures. Compliance with these regulations could be costly and harm our financial condition. Many of these regulations cover air and water quality and related pollution issues. These regulations are mandated by the United States Environmental Protection Agency and various state and local governments. More specifically, our activities in anaerobic digestion and/or nutrient management related to animal manure, and other wastes, as well as the air emissions and waste effluent control from our facilities will involve a permitting process and other forms of scrutiny from these agencies. In addition, our activities will fall under a number of health and safety regulations and laws and regulations relating to farms and zoning.

Our power producing activities could be subject to costly regulations and tariffs.

   Our Scrubgrass project and many of our planned bio-energy projects may or do produce power for sale to the electric grid. As such, the sale of this power may come under the regulations of various state public utility commissions. These commissions set the price tariffs under which energy can be sold or purchased and they set the design standards for the interconnection of power producing equipment with the electric power grid. Most of our power projects where electricity is sold to the grid will come under regulation by these commissions. These regulations may impede or delay the process of approving and implementing our projects. Substantial delays may materially affect our financial condition.

   Government regulations can be burdensome and may result in delays and expense. In addition, modifications to regulations could adversely affect our ability to sell power or to implement our chosen strategy for the sale of power. Subsequent changes in the applicable regulations could also affect our ability to sell or install new facilities or develop and install facilities in an efficient manner or at all. Failure to comply with applicable regulatory requirements can result in, among other things, operating restrictions and fines which could harm our financial condition.

We depend on a small number of key executives and our business could suffer if they were to leave.

   We employ a small group of skilled individuals to accomplish our goals. We believe our performance is substantially dependent on the continued employment and performance of our senior management. Many of these individuals are not currently subject to employment agreements or employee non-compete agreements. If we fail to retain the services of one or more of these persons, our business could suffer significantly. We do not maintain key-man insurance on the life of any of our officers at this time.

Our plans to enter into the anaerobic digester market will require the retention of skilled employees and contractors, the success of which cannot be assured.

   In order for us to enter into the anaerobic digester market we will be required to hire and retain highly skilled employees and independent contractors. It is anticipated that such persons will be difficult to locate and engage. If we are not successful in hiring and retaining qualified persons, our entrance into the anaerobic digester market will not likely be successful and the value of your investment will be impaired.

Lack of trading market may make it difficult for you to sell our common stock.

   The trading of our common stock is conducted on the OTC Bulletin Board trading market. Trading activity in our common stock has fluctuated and has at times been limited. We cannot guarantee that a consistently active trading market will develop in the future, especially while we remain on the OTC Bulletin Board. A holder of the common stock may find it difficult to dispose of or to obtain accurate quotations as to the market value of our common stock. Our common stock is defined as a "penny stock" by rules adopted by the Securities and Exchange Commission. Brokers and dealers affecting transactions in our common stock in many circumstances must obtain the written consent of a customer prior to purchasing our common stock, must obtain information from the customer and must provide disclosures to the customer. These requirements may have the effect of reducing the level of trading of our common stock and reduce the liquidity of your investment.

We have numerous outstanding options and warrants which may adversely affect the price of our common stock.

   As of December 31, 2001, we had outstanding options and warrants to acquire up to approximately 1,542,499 shares of our common stock at prices ranging from $0.43 to $3.08 per share. For the term of such options and warrants, the holders thereof will have an opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership. This may have an adverse affect on the price of our common stock and on the terms upon which we could obtain additional capital. It should be expected that the holders of such options and warrants would exercise them at a time when we would be able to obtain equity capital on terms more favorable then those provided by the options and warrants.

The issuance of preferred stock may adversely affect the price of our common stock which could cause a reduction in the value of your investment.

   We are authorized to issue two million shares of preferred stock. The preferred stock may be issued in series from time to time with such designations, rights, preferences and limitations as our Board of Directors may determine by resolution without shareholder approval. No shares of preferred stock are currently outstanding and our directors have no current intention to issue any new shares of preferred stock. However, the potential exists that preferred stock might be issued which would grant dividend and liquidation preferences over our common stock, diminishing the value of our common stock.

A significant sale of our outstanding restricted common stock into the market could reduce the value of your investment.

   A significant portion of our outstanding shares of common stock is restricted from immediate resale but may be sold into the market in the near future pursuant to this prospectus. This could cause the market price of our common stock to drop significantly, even if our business is doing well. Any reduction in the market price of our common stock would reduce the value of your investment.

Management and directors will continue to control our management and affairs.

   Assuming that no member of our management sells his shares in this offering, management and directors will beneficially own approximately 70% of our outstanding common stock. Consequently, such persons, as a group, may be able to control the outcome of matters submitted for stockholder action including the election of members to our board of directors and the approval of significant change in control transactions. In addition, as a part of our acquisition of Microgy we entered into a stockholder's agreement with the principal former Microgy shareholders, Joseph E. Cresci and Donald A. Livingston, in which it was agreed that such parties will vote their shares through June 30, 2003 to cause the five existing directors (or replacements designated by Messrs. Cresci and Livingston) to be elected to five out of eight director positions and persons designated by Microgy's former principal shareholders to be elected to three out of our eight director positions. This may have the effect of delaying or preventing a change in control.

An active market for the common stock may not develop and the price for our common stock may be volatile.

   Prior to this offering our common stock was not traded in high volumes. An active or liquid trading market in our common stock may not develop upon completion of this offering, or, if it does develop, it may not continue.

   The market price for our common stock could be subject to significant fluctuations in response to variations in quarterly operating results, announcements of technological innovations or new projects and products by us or our competitors, or our failure to achieve operating results consistent with any securities analysts' projections of our performance.

   The stock market has experienced extreme price and volume fluctuations and volatility that have particularly affected the market price of many emerging growth and development stage companies. Such fluctuations and volatility have often been unrelated or disproportionate to the operating performance of such companies.

We do not intend to pay dividends and you may not receive a return on investment without selling shares.

   Since we are utilizing available cash for working capital purposes, including developing Microgy's business, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Therefore, you will not receive a return on our investment in our common stock without selling your shares since we currently intend to retain future earnings to fund our growth rather than paying dividends.

             CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

   Some of the statements contained in this prospectus under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" are forward looking. They include statements that involve risks and uncertainties that might adversely affect our operating results in the future in a material way. Such risks and uncertainties include:

    .  the ability to integrate and manage an acquired business;

    .  volatile and unpredictable plant outages and repair requirements;

    .  the unpredictability of the timing and loss of construction;

    .  general economic and industry conditions;

    .  government and regulatory policy fluctuations;

    .  increases in marketing and sales costs;

    .  intensity of competition for customers;

    .  the stability of the bio-energy market; and

    .  availability and cost of financing.

   Most of these risks are beyond our control. Actual results may differ materially from those suggested by the forward looking statements for various reasons, including those discussed under "Risk Factors."

                                USE OF PROCEEDS

   We intend to use the net proceeds from the exercise of the options and warrants for working capital. It is uncertain when, if ever, we will receive proceeds from exercise of the options and warrants.


    . If all of the options to purchase common stock being registered are exercised, we will receive proceeds of $360,243. Such options were issued in exchange for Microgy options.


    . If all of the warrants to purchase common stock being registered are exercised, we will receive proceeds of $1,285,729. Such warrants, issued in exchange for Microgy warrants, are exercisable through September 30, 2002.

                             SELLING SHAREHOLDERS


   The following tables set forth certain information regarding the shares of common stock owned as of June 1, 2002, by each selling shareholder as adjusted to reflect the assumed sale by all selling shareholders of the shares of common stock offered in this prospectus. The tables indicate:


    . any position, office or other material relationship with us that the selling shareholder had within the past three years;

    . our estimate, assuming no gifts, pledges or sales pursuant to Rule 144, of the number of shares of common stock owned by such selling shareholder prior to the offering; and

    . the maximum number of shares of common stock to be offered for such selling shareholder's account and the amount and the percentage (if one percent or more and calculated as if the selling security holder were the sole seller of shares pursuant to this prospectus) of the shares of common stock to be owned by the selling shareholder after completion of the offering (assuming the selling shareholder sells the maximum number of shares of common stock).

   The selling shareholders are not required, and may choose not, to sell any of their shares of common stock. Further, certain of the selling shareholders may have already sold their shares of common stock prior to the date of this prospectus.

                                                                                   Percent of
                                              Shares    Shares                    Outstanding
                               Position or    Owned   Outstanding     Shares         Shares
                              Other Material Prior to    Being        Owned          Owned
Name and Address               Relationship  Offering   Offered   After Offering After Offering
----------------              -------------- -------- ----------- -------------- --------------
Ahmad Akrami.................                 48,734    48,734          0              0
 902 S. Wiley Court
 Superior, CO 80027

Michael Amato &                               16,245    16,245          0              0
 Linda J. Mahfoud, JTWROS....
 2846 Falcon Pt
 Lafayette, CO 80026

Amro International, S.A......                 90,255    90,255          0              0
 Attn: H.U. Bochofen
 Director
 c/o Ultra Finant
 Grossmuensterplatz 6
 P.O. Box 4401
 Zurich CH 8022
 Switzerland

Anthony J. Anvari............                 24,367    24,367          0              0
 6 Brownsbury Road
 Laguna Niguel, CA 92677

Arrowhead Trust..............                  5,117     5,117          0              0
 Denis Ramirez IRA(12)
 Arrowhead Trust
 24 Executive Park, Suite 125
 Irving, CA 92614
 Attn: Nicole Wells

Arrowhead Trust, Inc.........                  2,437     2,437          0              0
 f/b/o Norman Eliason IRA(12)
 Arrowhead Trust
 24 Executive Park, Suite 125
 Irving, CA 92614
 Attn: Nicole Wells

Arrowhead Trust..............                 53,607    53,607          0              0
 f/b/o Kamal Pasricha(12)
 Arrowhead Trust
 24 Executive Park, Suite 125
 Irving, CA 92614
 Attn: Nicole Wells

Arrowhead Trust..............                  2,437     2,437          0              0
 f/b/o Oliver IRA(12)
 Arrowhead Trust
 24 Executive Park, Suite 125
 Irving, CA 92614
 Attn: Nicole Wells

                                                                                                Percent of
                                                     Shares        Shares                      Outstanding
                                  Position or        Owned       Outstanding       Shares         Shares
                                 Other Material     Prior to        Being          Owned          Owned
Name and Address                  Relationship      Offering       Offered     After Offering After Offering
----------------                 --------------   --------      -----------    -------------- --------------
William W. Bailey.............                      119,399(1)     119,399(1)        0              0
 P.O. Box 6700
 Charlottesville, VA 22906

Shahpour Baratzadeh...........                       26,804(2)      26,804(2)        0              0
 61 Cathy Lane
 Scotts Valley, CA 95066

Bear Cove, S.A., LLC..........                       26,804(2)      26,804(2)        0              0
 234 E. Cahill Ct.
 Big Pine Key, FL 33043
 Attn: Lance L. Beutel

Timothy D. Biehler............   Former Microgy     121,835        121,835           0              0
 511 Meyer Lane, Suite 12           Officer
 Redondo Beach, CA 90278

Benjamin J. Brant.............  Director; Former  2,415,292(13)  2,415,292(13)       0              0
 7553 S. Gartner Rd             Microgy Officer
 Evergreen, CO 80439

Sabine Brueske................                        7,310          7,310           0              0
 3020 Hayward Street
 Bellingham, WA 98226

Steven J. Brunner.............    Microgy Vice      548,258        548,258           0              0
 10245 West Warren Drive           President
 Lakewood, CO 80227

John J. Burke.................                      451,241        451,241           0              0
  622 North Water Street
  Suite 200
 Milwaukee, WI 53202

Joseph E. Cresci..............  Chairman of the   4,732,848(3)   4,732,848(3)        0              0
 c/o Environmental Power        Board and Chief
 Corporation                   Executive Officer;
 One Cate Street                Microgy Director
 Portsmouth, NH 03801

Developing World Solar Project                       36,551         36,551           0              0
 c/o Jeffrey Passarelli
 9080 Brumm Trail
 Golden, CO 80403

Daniel J. Eastman.............   Microgy Senior   1,120,882(10)  1,120,882(10)       0              0
 Suite C                         Vice President
 166 N. Green Bay Road
 Thiensville, WI 53092

Norman Eliason................                    90,158(4)         90,158(4)        0              0
 60621 Hwy 204
 Weston, OR 97886

                                                                                            Percent of
                                                   Shares      Shares                      Outstanding
                                Position or        Owned     Outstanding       Shares         Shares
                               Other Material     Prior to      Being          Owned          Owned
Name and Address                Relationship      Offering     Offered     After Offering After Offering
----------------               --------------   --------     -----------   -------------- --------------
John H. Gable................                   124,759(5)    124,759(5)         0               0
 13396 Everest Ave.
 Apple Valley, MN 55124

Babak Gulati.................                      29,240        29,240              0           0
 700 Grape Street
 Denver, CO 80220

Patricia M. Haefeli..........                      16,245        16,245              0           0
 0041 S. County Road, 1 E
 Monte Vista, CO 81144

James M. Harris..............                      29,240(6)     29,240(6)           0           0
 Route 2 - Box 103
 Grapeland, TX 75844

Hitel Group..................                      45,128        45,128              0           0
 3038 N. Federal Hwy, Suite B
 Ft. Lauderdale, FL 33308

George A. Kast...............     Director      2,823,188     2,823,188              0           0
 1767 Denver West Blvd.
 Golden, CO 80401

Jerzy Kedzierski.............                      26,804(2)     26,804(2)           0           0
 Perfect Smile
 4710 Ruffner Street
 San Diego, CA 92111

Frank Kramer.................                      90,255        90,255              0           0
 5330 East 17th Ave.
 Denver, CO 80220

Henry S. Krauss..............                      22,564        22,564              0           0
 100 Park Avenue, 2850
 New York, NY 10017

Donald A. Livingston......... President, Chief  2,461,739     1,311,739      1,150,000         5.8
 c/o Environmental Power      Operating Officer
 Corporation                    and Director;
 One Cate Street              Microgy President
 Portsmouth, NH 03801           and Director

Frances Luskind &
  Henry S. Krauss............                      22,564        22,564              0           0
 As TTEES of the TR
 U/W/O
 Jessie Daniels FBO
 Frances Luskind
 100 Park Avenue, 28th Fl.
 New York, NY 10017

                                                                                            Percent of
                                                    Shares     Shares                      Outstanding
                                    Position or     Owned    Outstanding       Shares         Shares
                                   Other Material  Prior to     Being          Owned          Owned
Name and Address                    Relationship   Offering    Offered     After Offering After Offering
----------------                   -------------- --------   -----------   -------------- --------------

James W. Muzzy....................    Former       99,417       99,417           0              0
 P.O. Box 600                         Microgy
 Conifer, CO 80433                    officer

Leander Nyack.....................                119,399(1)  119,399(1)         0              0
 8 Azurean Court
 Mt. Sinai, NY 11766

Henry G. Oliver...................                 66,765(7)   66,765(7)//       0              0
 83 White Pine Way
 Guelph, ONT N1G 4X7
 CANADA

John P. O'Shea....................                135,383      135,383           0              0
 100 Park Avenue, 2850
 New York, NY 10017

Edward Polloway...................                 26,804(2)  26,804(2)          0              0
 10220 Memorial Drive, Apt. 100
 Houston, TX 77024

Kamal Singh Pasricha..............                64,328(8)   64,328(8)          0              0
 26500 Agoura Rd., Apt. 712
 Calabasas, CA 91302

Jeffrey Passarelli & Kimberly Lacy                 16,245       16,245           0              0
 9080 Brumm Trail
 Golden, CO 80403

Denis Ramirez.....................                125,247(9)  125,247(9)         0              0
 433 S. Navarra Drive
 Scotts Valley, CA 95066

Rudy Scarborough..................                 73,101       73,101           0              0
 2176 Via Robles
 Oceanside, CA 92054

Martin A. Simonetti &                               9,747        9,747           0              0
 Mary Ann Simonetti...............
 4553 Eighty-fourth Ave. SE
 Mercer Island, WA 98040

Smithson Ventures, Inc............                 45,128       45,128           0              0
 Money Purchase Pension Plan
 DLJSC Tax ID #132741729
 Custodian F/B/O
 Deborah Salerno, MPP
 355 South End Ave., 22B
 New York, NY 10287

                                                                                       Percent of
                                              Shares      Shares                      Outstanding
                              Position or     Owned     Outstanding       Shares         Shares
                             Other Material  Prior to      Being          Owned          Owned
Name and Address              Relationship   Offering     Offered     After Offering After Offering
----------------             -------------- --------    -----------   -------------- --------------
Sterling Trust Company f/b/o                  2,924         2,924           0              0
 James M. Harris IRA
 Route 2, Box 103
 Grapeland, TX 75844

James P. Steuerwald.........                 24,368(2)     24,368(2)        0              0
 6833 Topaz Court
 DeForest, WI 53532

Randy Taylor................                 67,686        67,686           0              0
 c/o Taylor Oil Properties
 1550 W Dry Creek Road
 Littleton, CO 80120

Clay G. Walton..............  Microgy Vice  116,962(11)   116,962(11)       0              0
 17385 W 57th Street           President
 Golden, CO 80403

Robert Wuilleumier..........                    467           467           0              0
 6078 Rattman Road
 Madison, WI 53718

David Yolton................                 13,537        13,537           0              0
 9610 S. Dover Way
 Littleton, CO 80127

--------
(1) Includes 54,826 shares of Common Stock underlying a presently exercisable warrant.

(2) Includes 12,184 shares of Common Stock underlying a presently exercisable warrant.

(3) Includes 3,665,618 shares held in a revocable trust for the benefit of members of Mr. Cresci's family, of which Mr. Cresci is the trustee, and as to which Mr. Cresci has shared voting and investment power; but does not include 20,000 shares owned by Mr. Cresci's wife, as to which shares Mr. Cresci has neither voting nor investment power and as to which shares he disclaims beneficial ownership. Includes 1,000,000 shares which Mr. Cresci deposited into a voting trust (the "Voting Trust") on November 20, 1996 and in which Mr. Cresci has beneficial ownership in such shares which are evidenced by voting trust certificates held by The Cresci Family Limited Partnership of which Mr. Cresci is the sole general partner with sole dispositive power.

(4) Includes 42,642 shares of Common Stock underlying a presently exercisable warrant.

(5) Includes 57,262 shares of Common Stock underlying a presently exercisable warrant.

(6) Includes 14,620 shares of Common Stock underlying a presently exercisable warrant.

(7) Includes 31,677 shares of Common Stock underlying a presently exercisable warrant.

(8) Includes 53,607 shares of Common Stock underlying a presently exercisable warrant.

(9) Includes 60,918 shares of Common Stock underlying a presently exercisable warrant.

(10) Includes 389,872 shares of Common Stock underlying a presently exercisable warrant.




(11) Shares of Common Stock underlying an option for which 38,987 shares are presently exercisable, 38,988 shares become exercisable on October 1, 2002 and 38,987 shares become exercisable on October 1, 2003.



(12) Beneficiary of such trust or IRA holds additional shares of common stock listed separately in this table.



(13) Includes 1,660,426 shares that are subject to a 12 month transferable option granted on May 2, 2002 to the Company to purchase such shares at $0.35 per share. The Company is required to purchase at least 222,597 of these shares by specified times. To the extent the option expires unexercised, the Company will be granted a 12 month right of first refusal on the sale of the underlying shares.

                             PLAN OF DISTRIBUTION

   We are registering the shares of common stock on behalf of the selling shareholders as required by a July 23, 2001 Registration Rights Agreement. Selling shareholders include donees and pledgees selling shares of common stock received from a named selling shareholder after the date of this prospectus. Pursuant to such Registration Rights Agreement, all costs, expenses and fees in connection with the registration of the shares of common stock offered hereby will be borne by us. In addition, the selling shareholders may be entitled to indemnification against certain liabilities pursuant to the Registration Rights Agreement. Brokerage commissions and similar selling expenses attributable to the sale of shares of common stock will be borne by the selling shareholders. Sales of shares of common stock may be effected by selling shareholders in one or more types of transactions (which may include block transactions), in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the shares of common stock, through short sales of shares of common stock, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. We have not been advised by the selling shareholders that they have entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor that there is an underwriter or coordinating broker acting in connection with the proposed sale of shares of common stock by the selling shareholders.

   The selling shareholders may effect such transactions by selling shares of common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

   The selling shareholders and any broker-dealers that act in connection with the sale of shares of common stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by such broker-dealers and any profit on the resale of the shares of common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Such arrangement may necessitate a filing with the NASD pursuant to Notice to Members 88-101. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act of 1933.

   Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act of 1933.

   The selling security holder and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holder. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

   Selling shareholders also may resell all or a portion of the shares of common stock in transactions in reliance upon Rule 144 or Regulation S under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of such Rule or Regulation.

   Upon us being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing:

    . the name of each such selling shareholder and of the participating broker-dealer(s);

    .  the number of shares of common stock involved;

    .  the price at which such shares of common stock are being sold;

    . the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

    . that such broker-dealer(s) did or did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

    .  other facts material to the transaction.

   In addition, upon us being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares of common stock, we will file a supplement to this prospectus.

                           DESCRIPTION OF SECURITIES

   Our authorized capital stock currently consists of 50,000,000 shares of common stock and 2,000,000 shares of preferred stock. Of the 2,000,000 shares of preferred stock, 30,000 shares have been designated as Series A Convertible Preferred Stock and 250,000 shares have been designated as Series B Convertible Preferred Stock. We may issue the preferred stock in one or more series as determined by the board of directors. As of March 27, 2002, there were 21,370,293 shares of common stock issued and 20,251,653 shares of common stock outstanding that were held of record by approximately 251 persons. As of March 27, 2002, no shares of Series A Convertible Preferred Stock or Series B Convertible Preferred Stock were outstanding.


   We will not offer preferred stock to our officers or directors unless:



  . the preferred stock is offered to our officers and directors on the same terms as it is offered to other existing shareholders or to new shareholders; or



  . such issuance of preferred stock is approved by a majority of our idependent directors who do not have an interest in the transaction and who have access, at our expense, to our or independent legal counsel.



Common Stock


   Each holder of record of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting in the election of directors is not authorized.

   Holders of outstanding shares of common stock are entitled to those dividends declared by the board of directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of our affairs, holders are entitled to receive ratably our net assets available to the stockholders. Holders of outstanding shares of common stock have no preemptive, conversion or redemption rights. All of the issued and outstanding shares of common stock are, and all unissued common stock, when offered and sold will be, duly authorized, validly issued, fully paid and nonassessable. To the extent that additional common stock of ours may be issued in the future, the relative interests of the then existing stockholders may be diluted.


Transfer Agent And Registrar


   American Stock Transfer and Trust Company serves as the transfer agent and registrar for our common stock.


Indemnification


   Section 145 of the Delaware General Corporation Law permits us to indemnify, under certain circumstances, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative for expenses related to such proceeding if the person acted in good faith and in a manner the person reasonable believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person's conduct was unlawful. Our bylaws substantively provide that we will indemnify such persons to the fullest extent allowed by the Delaware General Corporation Law.

                      DOCUMENTS INCORPORATED BY REFERENCE


   We "incorporate by reference" into this prospectus the information in documents we file with the Securities and Exchange Commission, which means that we can disclose important information to you through these documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the Securities and Exchange Commission will automatically update this prospectus. We incorporate by reference the documents listed below which have been filed as exhibits to the registration statement to which this prospectus is a part:


  .   our Annual Report on Form 10-K for the year ended December 31, 2001.


  . our Annual Report on Form 10-K/A for the year ended December 31, 2001, filed April 30, 2002;



  .   our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;
      and



  .   our Current Report on Form 8-K dated May 6, 2002.



   You may request, and we will provide, a copy of these filings at no cost by writing or calling R. Jeffrey Macartney, Chief Financial Officer and Treasurer, at One Cate Street, Fourth Floor, Portsmouth, New Hampshire 03801, (603) 431-1780.


                   WHERE CAN YOU FIND ADDITIONAL INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Our filings with the Securities and Exchange Commission are available to the public from the Securities and Exchange Commission's website at http://www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information.

   We have filed with the Securities and Exchange Commission a registration statement on Form S-2 of which this prospectus is a part, under the Securities Act of 1933, as amended, for the common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement. Certain documents filed by us with the Securities and Exchange Commission have been incorporated in this prospectus by reference, see the section "Documents Incorporated by Reference." For further information about us and the common stock to be issued by us upon conversion of the options and warrants, please review the registration statement, including the exhibits and the documents incorporated by reference. The registration statement may be inspected for free at the principal office of the Securities and Exchange Commission in Washington, D.C., and copies of all or part of it may be obtained from the Securities and Exchange Commission by paying the prescribed fees.

                                 LEGAL MATTERS

   The validity of the common stock offered in this prospectus has been passed upon for us by Dorsey & Whitney LLP, New York, New York.

                                    EXPERTS

   The financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

   Microgy's financial statements as of June 30, 2001 and 2000, for the years ended June 30, 2001 and 2000, and for the period from March 25, 1999 (inception) through June 30, 2001, included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement and are included in reliance upon such given on the authority of such firm as experts in accounting and auditing.

   INDEX TO PRO FORMA FINANCIAL INFORMATION AND MICROGY FINANCIAL STATEMENTS


   The financial statements and pro forma financial information listed in the following index are included as a part of this prospectus.


                                                                                                      Page No.
                                                                                                      --------
PRO FORMA FINANCIAL INFORMATION FOR EPC:

Unaudited pro forma combined condensed statement of operations for the year
  ended December 31, 2001............................................................................    F-1

Notes to unaudited pro forma combined financial statements...........................................    F-2

HISTORICAL FINANCIAL STATEMENTS FOR MICROGY:

Report of independent auditors.......................................................................    F-5

Audited balance sheets as of June 30, 2001 and 2000..................................................    F-6

Audited statements of operations for the years ended June 30, 2001 and 2000 and the period from
  March 25, 1999 (inception) through June 30, 2001...................................................    F-7

Audited statements of changes in stockholders' equity (deficit) for the years ended June 30, 2001 and
  2000 and the period from March 25, 1999 (inception) through June 30, 2001..........................    F-8

Audited statements of cash flows for the years ended June 30, 2001 and 2000 and the period from
  March 25, 1999 (inception) through June 30, 2001...................................................    F-9

Notes to audited financial statements................................................................   F-10

               Environmental Power Corporation and Subsidiaries

           Unaudited Pro Forma Consolidated Statement of Operations

                         Year Ended December 31, 2001

                                         EPC          Microgy      Pro Forma   Pro Forma          Combined
                                      (as filed)   1/1/01-7/23/01 Adjustments Adjustments Notes    Total
                                     ------------  -------------- ----------- ----------- ----- ------------
POWER GENERATION
 REVENUES........................... $ 53,518,000           --                                  $ 53,518,000
COSTS AND EXPENSES:
    Operating expenses..............  (23,681,081)                                               (23,681,081)
    Lease expenses..................  (24,705,813)                                               (24,705,813)
    General and administrative
     expenses.......................   (3,973,025)    (705,995)                                   (4,679,020)
    Depreciation and amortization...     (441,410)      (8,613)                 (103,677)  (D)      (553,700)
                                     ------------    ---------     --------    ---------        ------------
                                      (52,801,329)    (714,608)          --     (103,677)        (53,619,614)

OPERATING INCOME....................      716,671     (714,608)          --     (103,677)           (101,614)
OTHER INCOME (EXPENSE):
    Interest income.................       78,203        1,156                                        79,359
    Interest expense................     (185,547)                                                  (185,547)
    Other income (expense)..........    2,135,048      (28,575)                                    2,106,473
    Amortization of deferred gain...      308,410                                                    308,410
                                     ------------    ---------     --------    ---------        ------------
                                        2,336,114      (27,419)          --           --           2,308,695

INCOME (LOSS) BEFORE INCOME
 TAXES..............................    3,052,785     (742,027)          --     (103,677)          2,207,081
INCOME TAX (EXPENSE)
 BENEFIT............................   (1,373,454)          --      259,709       38,360   (E)    (1,075,385)
                                     ------------    ---------     --------    ---------        ------------

       NET INCOME (LOSS)............ $  1,679,331    $(742,027)    $259,709    $ (65,317)       $  1,131,696
                                     ============    =========     ========    =========        ============

EARNINGS PER COMMON SHARE:
    Basic........................... $       0.12                                               $       0.06
    Diluted......................... $       0.11                                               $       0.06

     NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE A--BASIS OF PRESENTATION

   During 2001, Environmental Power Corporation (individually "EPC" or consolidated "the Company") acquired 100% of the common stock of Microgy in two related transactions. On July 23, 2001, the Company exchanged approximately 87.7% of the outstanding common stock of Microgy for securities of the Company pursuant to a Share Exchange Agreement (the "Exchange Agreement") dated as of June 20, 2001 among the Company, Microgy and certain principal Microgy shareholders. Under the terms of the Exchange Agreement, the Company also committed to offer the remaining Microgy shareholders the opportunity to exchange their Microgy securities for the Company's securities. On December 28, 2001, the Company completed the exchange of its securities for the remaining outstanding securities of Microgy.

Transaction Details

   On July 23, 2001, the Company issued an aggregate of 5,521,549 shares of common stock and 197,760.7 shares of newly designated Series B Convertible Preferred Stock to certain principal stockholders of Microgy in exchange for 15,919,147 shares of Microgy common stock. Each share of preferred stock, which voted with the common stock on an as-converted basis, was automatically converted into ten shares of common stock as of November 9, 2001 upon an increase in the authorized common stock to an amount sufficient to allow conversion of the preferred stock. The exchange ratio of 0.4711 shares of the Company's common stock for each share of Microgy common stock was determined by negotiations among the Company, Microgy and the primary principal Microgy shareholders. The exchange ratio is based on all of the fully diluted equity of Microgy being exchanged for 45% of the Company's fully diluted equity and assumes exercise or conversion of all derivative securities. The exchange ratio may be increased to reflect certain issuances of equity by the Company to generate funds to be available for financing Microgy. However, holders of approximately 94% of the Microgy common stock agreed to waive their right to adjustments in the exchange ratio, other than any adjustment resulting from 400,000 options and warrants issued in September 2001. One of the principal Microgy shareholders exchanged a warrant to purchase 800,000 shares of Microgy common stock for a warrant to purchase the Company's securities based on the exchange ratio. In connection with the issuance of 400,000 options and warrants in September 2001, the Company adjusted the exchange ratio to 0.4873 shares of the Company's common stock for each share of Microgy common stock. The Company then issued 258,884 additional shares of common stock to the principal Microgy shareholders on December 28, 2001 and amended the warrant issued to the principal Microgy shareholder to reflect the new exchange ratio.

   On October 17, 2001, the Company offered the remaining security holders of Microgy, who owned an aggregate of 2,230,126 shares of Microgy common stock, warrants to purchase 885,000 shares of Microgy common stock and options to purchase 290,000 shares of Microgy common stock, an opportunity to exchange their securities of Microgy for the Company's securities based on the adjusted exchange ratio. On December 28, 2001, the Company issued 1,086,830 shares of its common stock and exchanged warrants to purchase 431,298 shares of its common stock and options to purchase 141,329 shares of its common stock for the remaining Microgy securities.

   Solely for purposes of this presentation, the unaudited combined condensed statement of operations has been prepared as if Microgy were combined with EPC and its other subsidiaries into one reporting entity. The purchase price paid by EPC for Microgy's net assets has been pushed down to the Microgy subsidiary. The portion of the purchase price not allocated to tangible or intangible assets or liabilities has been recorded as goodwill (See Note B).

   The accompanying unaudited pro forma combined condensed statement of operations of the Company has been prepared in accordance with the instructions to Form S-2 and Regulation S-X and does not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. For further information, refer to the consolidated financial statements and footnotes included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

NOTE B--PURCHASE PRICE

   For purposes of the unaudited pro forma combined condensed statement of operations, the purchase price for the outstanding common stock of Microgy was calculated as follows:

                                              Number Of
                                               Shares   Fair Value
                                              --------- ----------
             Common stock issued............. 8,844,870 $6,837,084
             Common stock options............   141,329     11,967
             Common stock warrants...........   821,170     43,730
             Direct acquisition costs........              450,747
                                              --------- ----------
                    Total purchase price..... 9,807,369 $7,343,528
                                              ========= ==========

   The fair value of common stock issued was determined by multiplying the number of shares by the average closing market price of EPC's common stock from June 18, 2001 through June 27, 2001.

   The fair value of the common stock options and warrants were determined using an option pricing model with the following assumptions:

                                            50,000      240,000    800,000    885,000
                                            Microgy     Microgy    Microgy    Microgy
                                            Options     Options    Warrants   Warrants
                                           ---------  -----------  --------  ---------
Calculated fair value..................... $       0  $    11,967  $ 41,451  $   2,279
Options/Warrants for EPC common shares....    24,367      116,962   389,872    431,298
Exercise price per share (EPC share basis) $    3.08  $      3.08  $   1.03  $    2.05
Dividend yield............................         0%           0%        0%         0%
Risk free rate of return..................     1.711%       4.336%    2.182%     1.811%
Expected useful life......................  3 months   4.75 years    1 year   9 months
Expected stock volatility rate............     88.04%       88.04%    72.28%     88.04%

NOTE C--GOODWILL

   For purposes of the unaudited pro forma combined condensed statement of operations, the Company has allocated the excess of the purchase price over the fair value of net tangible and identifiable intangible assets as of July 23, 2001 to goodwill. Goodwill was determined as follows:

     Total purchase price of Microgy.......................... $ 7,343,528
     Fair value of licensed technology rights.................  (3,710,000)
     Fair value of net operating loss carryforwards...........    (538,000)
     Fair value of deferred income tax liability..............   1,374,770
     Fair value of the net tangible assets acquired:
        100% of the negative historical book value of Microgy.     442,568
                                                               -----------
     Goodwill................................................. $ 4,912,866
                                                               ===========

   Amortization of goodwill has not been included in the unaudited pro forma combined condensed statement of operations pursuant to Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets".

NOTE D--LICENSED TECHNOLOGY RIGHTS

   Licensed technology rights are recorded at cost and are being amortized using the straight-line method over a useful life of 20 years. The Company reported amortization of licensed technology rights of $185,500 in its unaudited pro forma combined condensed statements of operations for the year ended December 31, 2001.

NOTE E--INCOME TAXES

   Microgy is a development stage company which currently does not incur income tax expense on a standalone basis because of its net operating losses. For purposes of the unaudited pro forma combined condensed statement of operations, the Company has reported an income tax benefit from Microgy's loss before income taxes. This amount represents the Company's estimated savings of Federal and certain state income taxes from including Microgy's operations in a combined tax return.

NOTE F--EARNINGS PER COMMON SHARE

   The Company computes its earnings per common share using the treasury stock method in accordance with SFAS No. 128, "Earnings per Share". The Company computes basic earnings per share by dividing net income for the period by the weighted average number of shares of common stock outstanding during the period. For purposes of calculating diluted earnings per share, the Company considers its shares issuable in connection with stock options to be dilutive common stock equivalents when the exercise price is less than the average market price of the Company's common stock for the period. The Company excludes antidilutive common stock equivalents from the calculation of diluted earnings per share. The following table outlines the calculation of proforma combined basic earnings per share and diluted earnings per share for the year ended December 31, 2001.

                                                                                 Per
                                                       Income       Shares      Share
                                                     (Numerator) (Denominator) Amounts
                                                     ----------- ------------- -------
Year Ended December 31, 2001:
Income available to shareholders.................... $1,131,696   20,251,653    $.06
Effect of dividends to preferred stockholders.......     (5,000)
                                                     ----------   ----------    ----
Basic EPS--income available to common shareholders..  1,126,696   20,251,653     .06
Effect of dilutive securities:
   Assumed exercise of dilutive stock options.......                  16,318
                                                     ----------   ----------    ----
Diluted EPS--income available to common shareholders $1,126,696   20,267,971    $.06
                                                     ==========   ==========    ====

   The Company did not include in the computation of diluted EPS antidilutive options and warrants to purchase 1,442,499 shares of the Company's common stock as of December 31, 2001. The options and warrants expire at various dates through 2011.

                        REPORT OF INDEPENDENT AUDITORS


Board of Directors
Microgy Cogeneration Systems, Inc.

   We have audited the accompanying balance sheets of Microgy Cogeneration Systems, Inc. (a development stage company) as of June 30, 2001 and 2000 and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years ended June 30, 2001 and 2000 and the period from March 25, 1999 (inception) through June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Microgy Cogeneration Systems, Inc. at June 30, 2001 and 2000, and the results of its operations and its cash flows for the years ended June 30, 2001 and 2000 and the period from March 25, 1999 (inception) through June 30, 2001 in conformity with accounting principles generally accepted in the United States.

                                          /S/  ERNST & YOUNG LLP

Denver, Colorado
October 23, 2001

                      MICROGY COGENERATION SYSTEMS, INC.
                         (A development stage company)

                                Balance Sheets


                                                                                            June 30,
                                                                                    -----------------------
                                                                                        2001        2000
                                                                                    -----------  ----------
Assets
Current assets:
   Cash and cash equivalents....................................................... $    42,502  $  274,866
   Common stock subscriptions receivable...........................................          --     675,008
   Prepaid expenses and other current assets.......................................         110       3,722
                                                                                    -----------  ----------
       Total current assets........................................................      42,612     953,596
Property and equipment.............................................................      41,267       1,461
Accumulated depreciation...........................................................     (11,371)        (46)
                                                                                    -----------  ----------
Net property and equipment.........................................................      29,896       1,415
Investment in Microgy Projects.....................................................     100,694          --
                                                                                    -----------  ----------
          Total assets............................................................. $   173,202  $  955,011
                                                                                    ===========  ==========
Liabilities and stockholders' equity (deficit)
Current liabilities:
   Accounts payable................................................................ $   252,019  $   70,098
   Accrued liabilities.............................................................     122,300      26,911
   Note payable--shareholder.......................................................     177,000          --
   Note payable--associated entity.................................................      26,200          --
                                                                                    -----------  ----------
       Total current liabilities...................................................     577,519      97,009
Stockholders' equity (deficit):
   Common stock ($.001 par value; 75,000,000 shares authorized; 18,149,273 and
     17,994,815 shares issued and outstanding in 2001 and 2000, respectively)......      18,149      17,995
   Preferred stock ($.001 par value; 25,000,000 shares authorized; none issued and
     outstanding)..................................................................          --          --
   Additional paid-in capital......................................................   1,476,704   1,393,451
   Deficit accumulated during the development stage................................  (1,899,170)   (553,444)
                                                                                    -----------  ----------
       Total stockholders' equity (deficit)........................................    (404,317)    858,002
                                                                                    -----------  ----------
          Total liabilities and stockholders' equity (deficit)..................... $   173,202  $  955,011
                                                                                    ===========  ==========


                            See accompanying notes.

                      MICROGY COGENERATION SYSTEMS, INC.
                         (A development stage company)



                           Statements of Operations

                                                                   Period from
                                                                    March 25,
                                                                      1999
                                                                   (Inception)
                                            Year Ended  Year Ended   Through
                                             June 30,    June 30,   June 30,
                                               2001        2000       2001
                                           -----------  ---------- -----------
 Revenues
 Other revenue............................ $    14,000  $      --  $    14,000
 Interest income..........................      14,737         93       14,830
                                           -----------  ---------  -----------
                                                28,737         93       28,830
 Expenses
 Project costs:
    Project-related legal costs...........      18,087         --       18,087
    Other project-related corporate costs.       3,395         --        3,395
 Salaries and benefits....................     676,603    245,286      921,889
 Issuance of common stock for services....          --    104,341      104,341
 Marketing and sales......................      34,969     25,025       59,994
 General and administrative...............     333,257    121,161      457,268
 Other operating expenses.................     213,420     51,328      268,248
 Impairment of investment in associate....      83,407         --       83,407
 Depreciation expense.....................      11,325         46       11,371
                                           -----------  ---------  -----------
                                            (1,374,463)  (547,187)  (1,928,000)
                                           -----------  ---------  -----------
 Loss before income taxes.................  (1,345,726)  (547,094)  (1,899,170)
 Income taxes.............................          --         --           --
                                           -----------  ---------  -----------
        Net loss.......................... $(1,345,726) $(547,094) $(1,899,170)
                                           ===========  =========  ===========


                            See accompanying notes.

                      MICROGY COGENERATION SYSTEMS, INC.
                         (A development stage company)



            Statements of Changes in Stockholders' Equity (Deficit)

         Period from March 25, 1999 (inception) through June 30, 2001

                                                                                            Total
                                                Common Stock    Additional              Stockholders'
                                             ------------------  Paid-in   Accumulated     Equity
                                               Shares   Amount   Capital     Deficit      (Deficit)
                                             ---------- ------- ---------- -----------  -------------
Balance at March 25, 1999 (inception).......         -- $    -- $       -- $        --   $        --
   Issuance of stock for cash--initial
     stockholders...........................  8,112,500   8,113         --          --         8,113
   Net loss.................................         --      --         --      (6,350)       (6,350)
                                             ---------- ------- ---------- -----------   -----------
Balance at June 30, 1999....................  8,112,500   8,113         --      (6,350)        1,763
   Issuance of stock for cash to a director.  5,937,500   5,937    244,063          --       250,000
   Issuance of stock to management for cash
     ($1,954) and services ($104,341).......  1,954,000   1,954    104,341          --       106,295
   Issuance of stock for cash in private
     placement, net of expenses.............  1,990,815   1,991  1,045,047          --     1,047,038
   Net loss.................................         --      --         --    (547,094)     (547,094)
                                             ---------- ------- ---------- -----------   -----------
Balance at June 30, 2000.................... 17,994,815  17,995  1,393,451    (553,444)      858,002
   Issuance of stock in exchange for
     investment.............................    154,458     154     83,253          --        83,407
   Net loss.................................         --      --         --  (1,345,726)   (1,345,726)
                                             ---------- ------- ---------- -----------   -----------
Balance at June 30, 2001.................... 18,149,273 $18,149 $1,476,704 $(1,899,170)  $  (404,317)
                                             ========== ======= ========== ===========   ===========


                            See accompanying notes.

                      MICROGY COGENERATION SYSTEMS, INC.
                         (A development stage company)



                           Statements of Cash Flows

                                                                                             Period from
                                                                                              March 25,
                                                                                                1999
                                                                                             (Inception)
                                                                      Year Ended  Year Ended   Through
                                                                       June 30,    June 30,   June 30,
                                                                         2001        2000       2001
                                                                     -----------  ---------- -----------
Cash flows from operating activities
Net loss............................................................ $(1,345,726) $(547,094) $(1,899,170)
Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation.....................................................      11,325         46       11,371
   Issuance of common stock for services............................          --    104,341      104,341
   Impairment of investment in associate............................      83,407         --       83,407
   Decrease (increase) in prepaid expenses and other current assets.       3,612     (3,722)        (110)
   Increase in accounts payable.....................................     181,921     63,748      252,019
   Increase in accrued liabilities..................................      95,389     26,911      122,300
                                                                     -----------  ---------  -----------
Net cash used in operating activities...............................    (970,072)  (355,770)  (1,325,842)
Cash flows from investing activities
Purchase of property and equipment..................................     (39,806)    (1,461)     (41,267)
Investment in Microgy Projects......................................    (100,694)        --     (100,694)
                                                                     -----------  ---------  -----------
Net cash used in investing activities...............................    (140,500)    (1,461)    (141,961)
Cash flows from financing activities................................
Proceeds from note payable to associate.............................      26,200         --       26,200
Proceeds from note payable to shareholder...........................     177,000         --      177,000
Collection of stock subscriptions receivable........................     675,008         --      675,008
Proceeds from sale of common stock..................................          --    632,097      632,097
                                                                     -----------  ---------  -----------
Net cash provided by financing activities...........................     878,208    632,097    1,510,305
Net change in cash and cash equivalents.............................    (232,364)   274,866       42,502
                                                                     -----------  ---------  -----------
Cash and cash equivalents, beginning of period......................     274,866         --           --
                                                                     -----------  ---------  -----------
Cash and cash equivalents, end of period............................ $    42,502  $ 274,866  $    42,502
                                                                     ===========  =========  ===========

                            See accompanying notes.

                      MICROGY COGENERATION SYSTEMS, INC.
                         (A development stage company)

                         NOTES TO FINANCIAL STATEMENTS

                                 June 30, 2001


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND DEVELOPMENT STAGE ACTIVITY

   Microgy Cogeneration Systems, Inc. (the "Company") was incorporated in Colorado on March 25, 1999, and is in the development stage as of June 30, 2001. The Company is an alternative energy company developing renewable energy projects through proprietary technologies and systems. The initial proposed projects are biopower facilities intended to process agricultural and organic wastes into renewable energy and fuels through Company systems using proprietary technologies.


  Cash and Cash Equivalents


   Cash and cash equivalents include cash on hand at the balance sheet date.


  Property and Equipment


   Property and equipment, consisting primarily of computer equipment and furniture and fixtures, is stated at cost. Depreciation is computed over the estimated useful lives of the assets, which range from three to seven years.


  Cash Flow Reporting


   The Company issued common stock valued at $83,407 during the year ended June 30, 2001 to purchase preferred shares in an associated entity. The investment was fully reserved for as of June 30, 2001.


  Use Of Estimates


   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


  Common Stock Subscriptions Receivable


   Common stock subscriptions receivable represent amounts due from stockholders of the Company's common stock at June 30, 2000. All amounts were received by the Company during July 2000.

2.  INCOME TAXES

   The Company accounts for income taxes in conformity with Financial
Accounting Standards Board Statement No. 109, Accounting for Income Taxes.
Under the provisions of Financial Accounting Standards Board Statement No. 109, a deferred tax liability or asset (net of a valuation allowance) is provided in the financial statements by applying the provisions of applicable tax laws to measure the deferred tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These temporary differences will result in net taxable or deductible amounts in future years as a result of events recognized in the financial statements in the current or preceding years.

                      MICROGY COGENERATION SYSTEMS, INC.
                         (A development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


2.  INCOME TAXES (Continued)


   The Tax Reform Act of 1986 contains provisions that limit the utilization of net operating loss and tax credit carryforwards if there has been a "change in ownership" as described in Section 382 of the Internal Revenue Code. Such a change of ownership may limit the Company's utilization of its net operating loss and tax credit carryforwards, and could be triggered by an initial public offering or subsequent sales of securities by the Company or its stockholders.

   Significant components of the Company's deferred tax accounts are as follows:

                                                      June 30,
                                                --------------------
                                                   2001       2000
                                                ---------  ---------
           Deferred tax assets:
              Net operating loss carryforwards. $ 511,181  $ 200,613
              Allowance for doubtful accounts..    19,371      9,987
                                                ---------  ---------
           Total deferred tax assets...........   530,552    210,600
           Valuation allowance.................  (530,552)  (210,600)

                                                ---------  ---------
           Net deferred taxes.................. $      --  $      --
                                                =========  =========

   At June 30, 2001, the Company had net operating loss carryforwards for income tax purposes of approximately $1,503,000, which expire through 2020.

3.  COMMON STOCK ISSUANCES

   During March and June 1999, 8,112,500 shares of common stock were issued to management and founders of the Company for an aggregate of $8,113, or $0.001, per share.

   In August 1999, the Company sold 5,937,500 shares for an aggregate of $250,000 or $0.042 per share.

   During January and April of 2000, 1,500,000 shares and 454,000 shares, respectively, were issued to members of management for an aggregate of $1,500 and $454, respectively. In connection with both issuances, the Company recorded expense in relation to services of $104,341.

   During June 2000, the Company completed a private placement and raised a total of $1,047,038 on the issuance of 1,990,815 shares at a price of $0.54 per share, net of issuance costs of $28,000.

   During July 2000, the Company issued 154,458 shares valued at $0.54 per share in an exchange for an investment of preferred stock of an associated entity. The investment was fully reserved for as of June 30, 2001.

4.  STOCK OPTIONS

   Pursuant to the provisions of Financial Accounting Standards Board Statement No. 123, Accounting and Disclosure of Stock-Based Compensation, the Company accounts for its stock compensation arrangements under Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, and related pronouncements. Under the provisions of Accounting Principles Board No. 25, no compensation expense is recognized when stock options are granted with exercise prices equal to or greater than market value on the date of grant.

   In June 2000, the Company's Board of Directors and stockholders approved the 2000 Stock Option Plan (the 2000 Plan) pursuant to which a total of 5,000,000 shares of common stock have been reserved for issuance to eligible employees, consultants, and directors of the Company. Awards under the 2000 Plan may consist of incentive stock options, which qualify under Section 422 of the Internal Revenue Code, or nonqualified

                      MICROGY COGENERATION SYSTEMS, INC.
                         (A development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)



4.  STOCK OPTIONS (Continued)


stock options, which do not qualify under that provision. The 2000 Plan provides for an exercise period of up to six years with the price being equal to the fair market value at the time the option is granted. The 2000 Plan is administered by the Board of Directors, which has the authority to select the individuals to whom awards will be granted and to determine whether and to what extent stock options are to be granted, the numbers of shares of common stock to be covered by each award, the vesting schedule of stock options, and all other terms and conditions of each award. There were 5,000,000 shares of common stock reserved for issuance under the 2000 Plan as of June 30, 2000. No stock options were issued as of June 30, 2000.

   On September 18, 2000, the Board of Directors authorized 290,000 options to be issued to employees of the Company with an exercise price of $1.50 per share. Options to purchase 50,000 shares vest on August 1, 2001. The remaining 240,000 options vest on October 1, 2001. As of June 30, 2001, there were no options exercised or exercisable.

   Pro forma information regarding net income and earnings per share is required by Financial Accounting Standards Board Statement No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the minimum value method available to nonpublic companies under Financial Accounting Standards Board Statement No.
123. Under this method, option value is determined as the excess of the fair value of the stock at the date of the grant over the present value of both the exercise price (lump sum) and the expected dividend payments (annuity), each discounted at the risk-free rate, over the expected exercise life of the option. A risk-free interest rate of 5%, a dividend yield of 0%, and a weighted-average expected life of three years were applied.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The pro forma effect on the Company's net income for the year ended June 30, 2001 is immaterial.

5.  PREFERRED STOCK

   The Company is authorized to issue up to 25,000,000 shares of nonvoting preferred stock, $0.001 par value, with the shares to be issued in series by the Board of Directors. The shares of preferred stock may be issued in one or more series with such designations, rights, preferences, and limitations as the Company's Board of Directors may determine without approval of its stockholders. As of June 30, 2001 and 2000, there were no preferred stock shares issued or outstanding.

6.  WARRANTS

   In May 1999, the Company issued 885,000 warrants to stockholders of the Company. The shareholder warrants expire in May 2002. Each warrant is exercisable for one share of common stock at a price of $1.00 per share. The Company has the ability to call the warrants at a price of $1.20 per common share, or greater under certain conditions.

   In December 1999, an employee was issued a warrant to purchase 800,000 shares of common stock at an exercise price of $0.50 per share through March 2001 and $1.00 per share through September 2002. On June 8, 2001, the Board of Directors extended the exercise date to May 31, 2002 at $0.50 per share and to September 30, 2002 at $1.00 per share. This warrant was exchanged for a warrant in Environmental Power Corporation ("EPC") in connection with the share exchange transaction, which occurred in July 2001 (see Note 11).

                      MICROGY COGENERATION SYSTEMS, INC.
                         (A development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


7.  RELATED-PARTY TRANSACTIONS

   During the year ended June 30, 2000, rent and telephone expenses in the amount of $9,250 were paid to a related party having the same President and Vice President as the Company, who are also stockholders of both entities. Business opportunities relating to anaerobic digestion, microturbines, and heating and cooling technology were purchased for $25,000 in September 1999 from the same related party and expensed at that time. Advances were also made to that related party under a promissory note related to a secured advance line not to exceed $250,000. The Company had advanced $56,974 and $26,274 as of June 30, 2001 and 2000, respectively. Due to the uncertainty of collection, this amount has been reserved in full. In addition, no interest income related to the note receivable has been recognized by the Company.

   During the years ended June 30, 2001 and 2000, the Company paid rent of $57,554 and $10,350, respectively, to a related party whose Chairman of its Board of Directors is also the Chairman of the Board of Directors of the Company.

   On March 30, 2001, the Company executed an unsecured note payable with the Company's Chairman of the Board of Directors for an amount not to exceed $200,000. The note bears interest at 8% per annum and matures on September 30, 2001. The outstanding balance of the note as of June 30, 2001 is $177,000. Subsequent to June 30, 2001, the Company settled its obligation in full in relation to the note.

   On June 28, 2001, the Company executed an unsecured note payable with EPC (see Note 11) for an amount not to exceed $100,000. The note bears interest at 8% per annum and is payable on demand. The outstanding balance of the note as of June 30, 2001 is $26,200. Subsequent to June 30, 2001, the Company executed an additional unsecured note with EPC in an amount not to exceed $50,000. The note is payable on demand and bears interest at a rate of 8% per annum.

8.  POWER CONTRACT

   In December 2000, the Company entered into an agreement with a California-based irrigation district that provides water and electric services to its customers located primarily in the California central valley. The agreement calls for the Company to sell up to 15 megawatts of power to the irrigation district once the Company has developed facilities to generate such power. The term of the agreement is ten years from the date of commercial operation of each proposed facility. The facilities would provide renewable energy created by the Company from agricultural wastes located on farms, which are customers of the irrigation district.

9.  EUROPEAN TECHNOLOGY PROVIDER

   On May 12, 2000, the Company entered into a revised licensing agreement with a European technology provider whereby the Company is granted a perpetual and exclusive license in certain territories for use of certain proprietary technology in its cogeneration facilities. This agreement superseded an initial license agreement executed in November 1999.

   The European technology provider will own a 5% minority equity stake in any legal entity that owns any project developed by the Company using the European technology provider's enhanced anaerobic digester technology wherein the Company retains an equity position.

                      MICROGY COGENERATION SYSTEMS, INC.
                         (A development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


9.  EUROPEAN TECHNOLOGY PROVIDER (Continued)


   The agreement specifies a fixed payment amount per project to the European technology provider for engineering work and construction drawings. The agreement also specifies that a licensing fee, based on a percentage of the total cost for each project facility where the licensed technology is installed and operating, as well as a monthly consulting fee, will be paid to the European technology provider upon commercial operation of a particular project.

10.  COLORADO TECHNOLOGY PROVIDER

   On September 17, 1999, the Company entered into an agreement with a Colorado technology provider whereby the Company is granted an exclusive and perpetual worldwide license for use of the Colorado technology provider's proprietary microturbine, which is currently being developed for use in the Company's biogas or cogeneration projects. The agreement also gives the Company the right to manufacture the microturbine under certain conditions.

   The Company also has a nonexclusive and perpetual worldwide license for the manufacture and use of the proprietary microturbine in a stand-alone or utility grid-connected system.

11.  SUBSEQUENT EVENT

   On July 23, 2001, approximately 88% of the shares of the Company were exchanged for shares of EPC, an energy company that is publicly traded and has annual revenues of more than $50 million. In that transaction, certain shareholders of the Company exchanged their common stock in the Company for common and convertible preferred stock of EPC. In a subsequent share exchange offer, EPC has also offered to the remaining shareholders, representing the remaining 12% of the Company's common shares, to exchange their shares on the same basis. The basis of the exchange ratio on a fully diluted basis will result in the Company's shareholders owning approximately 45% of the fully diluted equity of EPC if all shareholders exchange. The Company has, in turn, become a controlled subsidiary of EPC. Members of the Board of Directors of the Company are now representatives of the senior management of EPC. EPC has appointed the President of the Company, and the majority of the shareholders of the Company have, in turn, appointed three of the eight members of the Board of Directors of EPC.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   Expenses payable by us in connection with the issuance and distribution of the securities being registered hereby are as follows:


                   SEC registration fee........... $    741
                   Accounting fees and expenses... $ 30,000*
                   Legal fees and expenses........ $ 57,000*
                   Printing, freight and engraving $ 10,000*
                   Transfer agent fee............. $  1,000*
                   Miscellaneous.................. $  2,500
                                                   --------
                      Total.......................  100,241*
                                                   ========


--------
*Estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Section 145 of the Delaware General Corporation Law permits us to indemnify, under certain circumstances, any person acting on our behalf who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative for expenses related to such proceeding if the person acted in good faith and in a manner the person reasonable believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person's conduct was unlawful. Our bylaws substantively provide that we will indemnify such persons to the fullest extent allowed by the Delaware General Corporation Law.

   In addition, our certificate of incorporation limits the liability our of directors for monetary damages for breach of their fiduciary duty as a director other than for intentional misconduct, fraud or a knowing payment of a dividend in violation of Delaware law. Such provision limits recourse for money damages that might otherwise be available to us or our shareholders for negligence by directors acting on our behalf. Although these provisions would not prohibit injunctive or similar actions against these individuals, the practical effect of such relief would be limited. This limitation of liability under state law does not apply to any liabilities that may exist under federal securities laws.

   Finally, we have entered into an indemnification agreement with Joseph C. Cresci, Donald A. Livingston and William D. Linehan where we agree to indemnify these individuals against any loss, liability, cost or other expense that they incur in relation to certain of their activities related to them acting as either fiduciaries or agents of all of our employee welfare benefit plans, employee pension benefit plans and benefit plans.

   Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to our directors, officers and controlling persons, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16.  EXHIBITS

   The following is a list of all exhibits filed as a part of this registration statement:


Exhibit                                                                                       Incorporation
Number  Description                                                                             Reference
------  -----------                                                                           -------------
  5. 0  Opinion of Dorsey & Whitney LLP.
 10.01  Share Exchange Agreement dated June 20, 2001 among the Company, Microgy and
          the Principal Microgy Shareholders.                                                       H
 10.02  Stockholders' Agreement dated July 23, 2001 among the Company, the Principal
          Microgy Shareholders, Joseph E. Cresci and Donald A. Livingston.                          H
 10.03  Registration Rights Agreement dated July 23, 2001 among the Company, the Principal
          Microgy Shareholders, Joseph E. Cresci, Donald A. Livingston and future
          exchanging Microgy security holders who become a party thereto.                           H
 10.04  Form of Joinder Agreement related to Share Exchange Agreement.                              H
 10.05  Form of Waiver Agreement dated July 23, 2001 executed by certain Microgy
          Shareholders.                                                                             H
 10.06  Warrant Agreement dated July 23, 2001 between the Company and Daniel J. Eastman.            I
 10.07  Technology Licensing Agreement dated May 12, 2000 between Microgy and Danish
          Biogas Technology, A.S. (portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for
          confidential treatment).                                                                  K
 10.08  Promissory Note dated September 14, 2001 between the Company and Alco Financial
          Services, LLC.                                                                            K
 10.09  Security Agreement dated September 14, 2001 between the Company and Alco
          Financial Services, LLC.                                                                  K
 10.10  Warrant to purchase 50,000 shares of common stock issued to Alco Financial Services,
          LLC.                                                                                      K
 10.11  Services Agreement dated September 13, 2001 between the Company and PG&E
          Energy Trading Power, L.P. pertaining to the sale and purchase of Nitrogen Oxide
          Ozone Transport Region (NOx) Budget Allowances completed in 2002.                         L
 10.12  Agreement for Power Purchases dated March 21, 2002 between Microgy and
          Wisconsin Public Service Corporation.                                                     L
 10.13  Environmental Power Corporation Retirement Plan, as restated, effective as of January
          1, 1998 and dated as of December 23, 1998.                                                L
 10.14  Trust Agreement for Environmental Power Corporation Retirement Plan, as mended
          and restated, effective as of January 1, 1998 and dated as of A December 23, 1998.        L
 10.15  Indemnification Agreement dated February 12, 2002 between the Company and
          Joseph Cresci, Donald Livingston, William Linehan, and their successors.                  L
 10.16  Office Building Lease Agreement dated December 21, 2001 between the Company
          and Merkle, Soupcoff, & Fiorentino, Inc.                                                  L
 10.17  Form of Warrant Agreement executed by certain Microgy warrant holders.                      L
 10.18  Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation
          dated August 7, 1987 which was assigned by Scrubgrass Power Corporation to
          Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by
          Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17,
          1994.                                                                                     B

Exhibit                                                                                      Incorporation
Number  Description                                                                            Reference
------  -----------                                                                          -------------
 10.19  Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass
          Generating Plant by and between Pennsylvania Electric Company and Scrubgrass
          Power Corporation dated February 22, 1989, as amended by letter agreement dated
          March 28, 1989, which was assigned by Scrubgrass Power Corporation to
          Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by
          Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17,
          1994.                                                                                    B
 10.20  Second Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass
          Generating Plant by and between Pennsylvania Electric Company and Scrubgrass
          Power Corporation dated September 27, 1989 which was assigned by Scrubgrass
          Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990
          and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power
          Corporation on June 17, 1994.                                                            B
 10.21  Third Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass
          Generating Plant by and between Pennsylvania Electric Company and Scrubgrass
          Power Corporation dated August 13, 1990 which was assigned by Scrubgrass Power
          Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and
          assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation
          on June 17, 1994.                                                                        B
 10.22  Amendment to the Third Supplemental Agreement for the Sale of Electric B Energy
          from the Scrubgrass Generating Plant by and between Pennsylvania Electric
          Company and Scrubgrass Power Corporation dated November 27, 1990 which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P.
          on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to
          Buzzard Power Corporation on June 17, 1994.                                              B
 10.23  Letter Agreement dated December 20, 1990 amending the Agreement for the Sale of
          Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania
          Electric Company and Scrubgrass Power Corporation dated August 7, 1987, as amended and supplemented from time to time through November 27, 1990, which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company,
          L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P.
          to Buzzard Power Corporation on June 17, 1994.                                           B
 10.60  Management Services Agreement by and between Scrubgrass Generating Company,
          L.P. and PG&E-Bechtel Generating Company dated December 15, 1990 which was assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation
          on June 17, 1994. PG&E-Bechtel Generating Company has assigned its rights to this agreement ultimately to U.S. Gen. (now PG&E National Energy Group).
          Exhibit A to this agreement was omitted because it was previously filed as Exhibit
          10.67.                                                                                   B
 10.61  Agreement for Operation and Maintenance of the Scrubgrass Cogeneration Plant
          between Scrubgrass Generating Company, L.P. and Bechtel Power Corporation
          dated December 21, 1990 which was assigned by Scrubgrass Generating Company,
          L.P. to Buzzard Power Corporation on June 17, 1994. Bechtel Power Corporation
          has assigned its rights to this agreement ultimately to U.S. Operating Services
          Company (now PG&E Operating Services Company).                                           B
 10.62  First Amendment to the Agreement for Operation and Maintenance of the Scrubgrass
          Cogeneration Plant between Buzzard Power Corporation and, ultimately, U.S.
          Operating Services Company (now PG&E Operating Services Company) dated
          December 22, 1995.                                                                       B

Exhibit                                                                                     Incorporation
Number  Description                                                                           Reference
------  -----------                                                                         -------------

 10.67  Appendix I to the Amended and Restated Participation Agreement, dated as of
          December 22, 1995, among Buzzard Power Corporation, Scrubgrass Generating
          Company, L.P., Environmental Power Corporation, Bankers Trust Company and
          Credit Lyonnais, which Appendix defines terms used and not otherwise defined in
          other contracts.                                                                        G

 10.70  Stock Pledge Agreement, dated December 19, 1991, between Environmental Power
          Corporation and Scrubgrass Generating Company, L.P.                                     D

 10.71  Amended and Restated Participation Agreement, dated as of December 22, 1995, among Buzzard Power Corporation, Scrubgrass Generating Company, L.P.,
          Environmental Power Corporation, Bankers Trust Company and Credit Lyonnais.             G

 10.72  Amendment No. 1, dated as of May 22, 1997, to the Amended and Restated
          Participation Agreement, dated as of December 22, 1995, among Buzzard Power
          Corporation, Scrubgrass Generating Company, L.P., Environmental Power
          Corporation, Bankers Trust Company and Credit Lyonnais.                                 C

 10.73  Director Option Plan.                                                                     F

 10.74  Stock Option and Right of First Refusal Agreement dated as of May 2, 2002, by and
          between Environmental Power Corporation and Benjamin Brant.                             O

 10.75  Escrow Agreement dated as of May 3, 2002, among Environmental Power
          Corporation, Benjamin Brant and US Bank National Assocication, as Escrow Agent.         O

 10.80  Amended and Restated Lease Agreement between Scrubgrass Generating Company,
          L.P., a Delaware limited partnership, as Lessor, and Buzzard Power Corporation, a
          Delaware corporation, as Lessee, dated as of December 22, 1995. Schedules and similar attachments listed in the Lease have been omitted and the Company agrees to furnish supplementally a copy of any omitted schedule or attachment to the
          Securities and Exchange Commission upon request.                                        B

 10.83  Amended and Restated Disbursement and Security Agreement between Scrubgrass
          Generating Company, L.P., as Lessor, Buzzard Power Corporation, as Lessee,
          Bankers Trust Company as Disbursement Agent and Credit Lyonnais acting through its New York Branch as Agent, dated as of December 22, 1995. Schedules and similar attachments listed in this agreement have been omitted and the Company agrees to furnish supplementally a copy of any omitted schedule or attachment to
          the Securities and Exchange Commission upon request.                                    B

 10.84  Amended and Restated Lessee Working Capital Loan Agreement between Scrubgrass
          Generating Company, L.P., as Lender, and Buzzard Power Corporation, as Lessee,
          dated as of December 22, 1995.                                                          B

 10.85  Amendment No. 1, dated as of May 22, 1997, to the Amended and Restated
          Disbursement and Security Agreement between Scrubgrass Generating Company,
          L.P., as Lessor, Buzzard Power Corporation, as Lessee, Bankers Trust Company as
          Disbursement Agent and Credit Lyonnais acting through its New York Branch as
          Agent, dated as of December 22, 1995.                                                   C

 10.91  Amendment No. 2, dated as of September 2, 1998, to the Amended and Restated
          Participation Agreement, dated as of December 22, 1995, among Buzzard Power
          Corporation, Scrubgrass Generating Company, L.P., Environmental Power
          Corporation, Bankers Trust Company and Credit Lyonnais.                                 E

Exhibit                                                                                     Incorporation
Number  Description                                                                           Reference
------  -----------                                                                         -------------

 10.92  Amendment No. 1, updated as of October 9, 1998, to the Amended and
          Restated Disbursement and Security Agreement between Scrubgrass Generating
          Company, L.P., as Lessor, Buzzard Power Corporation, as Lessee, Bankers Trust
          Company as Disbursement Agent and Credit Lyonnais acting through its New York
          Branch as Agent, dated as of December 22, 1995.                                         E

 10.93  Amendment No. 1, dated as of June 1, 1996, but not executed until July 24, 1998, to the Amended and Restated Lease Agreement between Scrubgrass Generating
          Company, L.P., a Delaware limited partnership, as Lessor, and Buzzard Power
          Corporation, a Delaware corporation, as Lessee, dated as of December 22, 1995.          E

 10.94  Lease between Adams Realty Trust and Environmental Power Corporation, dated
          January 26, 1999.                                                                       E

 10.95  Settlement Agreement and Release between GEC Alsthom International, Inc. and
          Buzzard Power Corporation dated May 28, 1998.                                           E

 10.96  Purchase and Sale Agreements, dated as of December 16, 1998, January 4, 1999 and
          January 8, 1999, between PG&E Energy Trading--Power, L.P. and Buzzard Power
          Corporation pertaining to Nitrogen Oxide Ozone Transport Region (NOx) Budget
          Allowances.                                                                             E

 10.97  Environmental Power Corporation Medical Expense Reimbursement Plan effective as
          of September 1, 1998 and dated as of December 18, 1998.                                 E

 10.98  Environmental Power Corporation Defined Benefit Pension Plan effective as of
          January 1, 1998 and dated as of December 23, 1998.                                      E

 10.99  Settlement Agreement, dated August 3, 1999 and effective February 27, 2000, among
          Buzzard Power Corporation, Scrubgrass Generating Company L.P. and
          Pennsylvania Electric Company.                                                          F

 11     Computation of earnings per share.                                                        M

 13.1   Company's Annual Report on Form 10-K for the year ended December 31, 2001.                L

 13.2   Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.             M

 13.3   Company's Annual Report on Form 10-K/A for the year ended December 31, 2001.              N

 21     Subsidiaries of the Registrant.                                                           L

 23.1   Consent of Deloitte & Touche LLP.

 23.2   Consent of Ernst & Young LLP.

 23.3   Consent of Dorsey & Whitney LLP (filed as Exhibit 5.0).


Incorporation references:

A  (INTENTIONALLY OMITTED)

B Previously filed as part of the Company's Report on Form 10-K for the year ended December 31, 1996 (Commission File No. 0-15472).

C Previously filed as part of the Company's Report on Form 10-Q for the period ended June 30, 1997 (Commission File No. 0-15472).

D Previously filed as part of the Company's Report on Form 10-K for the year ended December 31, 1997 (Commission File No. 0-15472).

E Previously filed as part of the Company's Report on Form 10-K for the year ended December 31, 1998 (Commission File No. 0-15472).

F Previously filed as part of the Company's Report on Form 10-K for the year ended December 31, 1999 (Commission File No. 0-15472).

G Previously filed as part of the Company's Report on Form 10-K for the year ended December 31, 2000 (Commission File No. 0-15472).

H  Previously filed as part of Amendment No. 7 to Schedule 13D filed by Joseph
   E. Cresci on August 2, 2001.

I Previously filed as part of Schedule 13D filed by Daniel J. Eastman on August 2, 2001

J Previously filed as part of the Company's Report on Form 8-K dated as of August 7, 2001 (Commission File No. 0-15472).

K Previously filed as part of the Company's Report on Form 10-Q for the period ended September 30, 2001 (Commission File No. 0-15472).

L Previously filed as a part of the Company's Report on Form 10-K for the year ended December 31, 2001 (Commission File No. 0-15472).


M Previously filed as a part of the Company's Report on Form 10-Q for the period ended March 31, 2002 (Commission File No. 0-15472).



N Previously filed as part of the Company's Report on Form 10-K/A for the year ended December 31, 2001. (Commission File No. 0-15472). Amendment No. 1 to
   schedule 13D of Benjamin Brant filed on May 13, 2002 (Commission File No. 0-15472).



O Previously filed as a part of Amendment No. 1 to Schedule 13D of Benjamin Brant filed on May 13, 2002.




Item 17.  Undertakings

   The undersigned hereby undertakes that it will:

   (1) file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

  . include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

  . reflect in the prospectus any facts or events, which, individually or together, represent a fundamental change in the information set forth in the registration statement; and

  . include any additional or changed material information on the plan of distribution.

   (2) for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering thereof; and

   (3) file a post-effective amendment removing from registration any of the securities that remain unsold at the end of the offering.

   (4) insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (5) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of Portsmouth, State of New Hampshire on June 19, 2002.



                                      ENVIRONMENTAL POWER CORPORATION

                                                   /S/  JOSEPH E. CRESCI
                                           -----------------------------
                                              Joseph E. Cresci, Chief
                                                 Executive Officer




                                                    /S/  R. JEFFREY MACARTNEY
                                                  -----------------------------
                                                   R. Jeffrey Macartney, Chief
                                                        Financial Officer


   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.


          Signature            Title                              Date
          ---------            -----                              ----

    /S/  JOSEPH E. CRESCI      Director                       June 19, 2002
-----------------------------
      Joseph E. Cresci

  /S/  DONALD A. LIVINGSTON    Director                       June 19, 2002
-----------------------------
    Donald A. Livingston

   /S/  PETER J. BLAMPIED      Director                       June 19, 2002
-----------------------------
      Peter J. Blampied

   /S/  EDWARD B. KOEHLER      Director                       June 19, 2002
-----------------------------
   Edward B. Koehler, Esq.

   /S/  ROBERT I. WEISBERG     Director                       June 19, 2002
-----------------------------
     Robert I. Weisberg

     /S/  GEORGE A. KAST       Director                       June 19, 2002
-----------------------------
       George A. Kast

   /S/  BENJAMIN J. BRANT      Director                       June 19, 2002
-----------------------------
      Benjamin J. Brant

   /S/  THOMAS W. MATTHEWS     Director                       June 19, 2002
-----------------------------
     Thomas W. Matthews

Index to Exhibits:

Exhibit                                                                                       Incorporation
Number  Description                                                                             Reference
------  -----------                                                                           -------------
  5. 0  Opinion of Dorsey & Whitney LLP.
 10.01  Share Exchange Agreement dated June 20, 2001 among the Company, Microgy and
          the Principal Microgy Shareholders.                                                       H
 10.02  Stockholders' Agreement dated July 23, 2001 among the Company, the Principal
          Microgy Shareholders, Joseph E. Cresci and Donald A. Livingston.                          H
 10.03  Registration Rights Agreement dated July 23, 2001 among the Company, the Principal
          Microgy Shareholders, Joseph E. Cresci, Donald A. Livingston and future
          exchanging Microgy security holders who become a party thereto.                           H
 10.04  Form of Joinder Agreement related to Share Exchange Agreement.                              H
 10.05  Form of Waiver Agreement dated July 23, 2001 executed by certain Microgy
          Shareholders.                                                                             H
 10.06  Warrant Agreement dated July 23, 2001 between the Company and Daniel J. Eastman.            I
 10.07  Technology Licensing Agreement dated May 12, 2000 between Microgy and Danish
          Biogas Technology, A.S. (portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for
          confidential treatment).                                                                  K
 10.08  Promissory Note dated September 14, 2001 between the Company and Alco Financial
          Services, LLC.                                                                            K
 10.09  Security Agreement dated September 14, 2001 between the Company and Alco
          Financial Services, LLC.                                                                  K
 10.10  Warrant to purchase 50,000 shares of common stock issued to Alco Financial Services,
          LLC.                                                                                      K
 10.11  Services Agreement dated September 13, 2001 between the Company and PG&E
          Energy Trading Power, L.P. pertaining to the sale and purchase of Nitrogen Oxide
          Ozone Transport Region (NOx) Budget Allowances completed in 2002.                         L
 10.12  Agreement for Power Purchases dated March 21, 2002 between Microgy and
          Wisconsin Public Service Corporation.                                                     L
 10.13  Environmental Power Corporation Retirement Plan, as restated, effective as of January
          1, 1998 and dated as of December 23, 1998.                                                L
 10.14  Trust Agreement for Environmental Power Corporation Retirement Plan, as mended
          and restated, effective as of January 1, 1998 and dated as of A December 23, 1998.        L
 10.15  Indemnification Agreement dated February 12, 2002 between the Company and
          Joseph Cresci, Donald Livingston, William Linehan, and their successors.                  L
 10.16  Office Building Lease Agreement dated December 21, 2001 between the Company
          and Merkle, Soupcoff, & Fiorentino, Inc.                                                  L
 10.17  Form of Warrant Agreement executed by certain Microgy warrant holders.                      L
 10.18  Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation
          dated August 7, 1987 which was assigned by Scrubgrass Power Corporation to
          Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by
          Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17,
          1994.                                                                                     B

Exhibit                                                                                      Incorporation
Number  Description                                                                            Reference
------  -----------                                                                          -------------
 10.19  Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass
          Generating Plant by and between Pennsylvania Electric Company and Scrubgrass
          Power Corporation dated February 22, 1989, as amended by letter agreement dated
          March 28, 1989, which was assigned by Scrubgrass Power Corporation to
          Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by
          Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17,
          1994.                                                                                    B
 10.20  Second Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass
          Generating Plant by and between Pennsylvania Electric Company and Scrubgrass
          Power Corporation dated September 27, 1989 which was assigned by Scrubgrass
          Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990
          and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power
          Corporation on June 17, 1994.                                                            B
 10.21  Third Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass
          Generating Plant by and between Pennsylvania Electric Company and Scrubgrass
          Power Corporation dated August 13, 1990 which was assigned by Scrubgrass Power
          Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and
          assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation
          on June 17, 1994.                                                                        B
 10.22  Amendment to the Third Supplemental Agreement for the Sale of Electric B Energy
          from the Scrubgrass Generating Plant by and between Pennsylvania Electric
          Company and Scrubgrass Power Corporation dated November 27, 1990 which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P.
          on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to
          Buzzard Power Corporation on June 17, 1994.                                              B
 10.23  Letter Agreement dated December 20, 1990 amending the Agreement for the Sale of
          Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania
          Electric Company and Scrubgrass Power Corporation dated August 7, 1987, as amended and supplemented from time to time through November 27, 1990, which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company,
          L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P.
          to Buzzard Power Corporation on June 17, 1994.                                           B
 10.60  Management Services Agreement by and between Scrubgrass Generating Company,
          L.P. and PG&E-Bechtel Generating Company dated December 15, 1990 which was assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation
          on June 17, 1994. PG&E-Bechtel Generating Company has assigned its rights to this agreement ultimately to U.S. Gen. (now PG&E National Energy Group).
          Exhibit A to this agreement was omitted because it was previously filed as Exhibit
          10.67.                                                                                   B
 10.61  Agreement for Operation and Maintenance of the Scrubgrass Cogeneration Plant
          between Scrubgrass Generating Company, L.P. and Bechtel Power Corporation
          dated December 21, 1990 which was assigned by Scrubgrass Generating Company,
          L.P. to Buzzard Power Corporation on June 17, 1994. Bechtel Power Corporation
          has assigned its rights to this agreement ultimately to U.S. Operating Services
          Company (now PG&E Operating Services Company).                                           B
 10.62  First Amendment to the Agreement for Operation and Maintenance of the Scrubgrass
          Cogeneration Plant between Buzzard Power Corporation and, ultimately, U.S.
          Operating Services Company (now PG&E Operating Services Company) dated
          December 22, 1995.                                                                       B

Exhibit                                                                                     Incorporation
Number  Description                                                                           Reference
------  -----------                                                                         -------------

 10.67  Appendix I to the Amended and Restated Participation Agreement, dated as of
          December 22, 1995, among Buzzard Power Corporation, Scrubgrass Generating
          Company, L.P., Environmental Power Corporation, Bankers Trust Company and
          Credit Lyonnais, which Appendix defines terms used and not otherwise defined in
          other contracts.                                                                        G

 10.70  Stock Pledge Agreement, dated December 19, 1991, between Environmental Power
          Corporation and Scrubgrass Generating Company, L.P.                                     D

 10.71  Amended and Restated Participation Agreement, dated as of December 22, 1995, among Buzzard Power Corporation, Scrubgrass Generating Company, L.P.,
          Environmental Power Corporation, Bankers Trust Company and Credit Lyonnais.             G

 10.72  Amendment No. 1, dated as of May 22, 1997, to the Amended and Restated
          Participation Agreement, dated as of December 22, 1995, among Buzzard Power
          Corporation, Scrubgrass Generating Company, L.P., Environmental Power
          Corporation, Bankers Trust Company and Credit Lyonnais.                                 C

 10.73  Director Option Plan.                                                                     F

 10.74  Stock Option and Right of First Refusal Agreement dated as of May 2, 2002, by and
          between Environmental Power Corporation and Benjamin Brant.                             O

 10.75  Escrow Agreement dated as of May 3, 2002, among Environmental Power
          Corporation, Benjamin Brant and US Bank National Assocication, as Escrow Agent.         O

 10.80  Amended and Restated Lease Agreement between Scrubgrass Generating Company,
          L.P., a Delaware limited partnership, as Lessor, and Buzzard Power Corporation, a
          Delaware corporation, as Lessee, dated as of December 22, 1995. Schedules and similar attachments listed in the Lease have been omitted and the Company agrees to furnish supplementally a copy of any omitted schedule or attachment to the
          Securities and Exchange Commission upon request.                                        B

 10.83  Amended and Restated Disbursement and Security Agreement between Scrubgrass
          Generating Company, L.P., as Lessor, Buzzard Power Corporation, as Lessee,
          Bankers Trust Company as Disbursement Agent and Credit Lyonnais acting through its New York Branch as Agent, dated as of December 22, 1995. Schedules and similar attachments listed in this agreement have been omitted and the Company agrees to furnish supplementally a copy of any omitted schedule or attachment to
          the Securities and Exchange Commission upon request.                                    B

 10.84  Amended and Restated Lessee Working Capital Loan Agreement between Scrubgrass
          Generating Company, L.P., as Lender, and Buzzard Power Corporation, as Lessee,
          dated as of December 22, 1995.                                                          B

 10.85  Amendment No. 1, dated as of May 22, 1997, to the Amended and Restated
          Disbursement and Security Agreement between Scrubgrass Generating Company,
          L.P., as Lessor, Buzzard Power Corporation, as Lessee, Bankers Trust Company as
          Disbursement Agent and Credit Lyonnais acting through its New York Branch as
          Agent, dated as of December 22, 1995.                                                   C

 10.91  Amendment No. 2, dated as of September 2, 1998, to the Amended and Restated
          Participation Agreement, dated as of December 22, 1995, among Buzzard Power
          Corporation, Scrubgrass Generating Company, L.P., Environmental Power
          Corporation, Bankers Trust Company and Credit Lyonnais.                                 E

Exhibit                                                                                     Incorporation
Number  Description                                                                           Reference
------  -----------                                                                         -------------

 10.92  Amendment No. 1, updated as of October 9, 1998, to the Amended and
          Restated Disbursement and Security Agreement between Scrubgrass Generating
          Company, L.P., as Lessor, Buzzard Power Corporation, as Lessee, Bankers Trust
          Company as Disbursement Agent and Credit Lyonnais acting through its New York
          Branch as Agent, dated as of December 22, 1995.                                         E

 10.93  Amendment No. 1, dated as of June 1, 1996, but not executed until July 24, 1998, to the Amended and Restated Lease Agreement between Scrubgrass Generating
          Company, L.P., a Delaware limited partnership, as Lessor, and Buzzard Power
          Corporation, a Delaware corporation, as Lessee, dated as of December 22, 1995.          E

 10.94  Lease between Adams Realty Trust and Environmental Power Corporation, dated
          January 26, 1999.                                                                       E

 10.95  Settlement Agreement and Release between GEC Alsthom International, Inc. and
          Buzzard Power Corporation dated May 28, 1998.                                           E

 10.96  Purchase and Sale Agreements, dated as of December 16, 1998, January 4, 1999 and
          January 8, 1999, between PG&E Energy Trading--Power, L.P. and Buzzard Power
          Corporation pertaining to Nitrogen Oxide Ozone Transport Region (NOx) Budget
          Allowances.                                                                             E

 10.97  Environmental Power Corporation Medical Expense Reimbursement Plan effective as
          of September 1, 1998 and dated as of December 18, 1998.                                 E

 10.98  Environmental Power Corporation Defined Benefit Pension Plan effective as of
          January 1, 1998 and dated as of December 23, 1998.                                      E

 10.99  Settlement Agreement, dated August 3, 1999 and effective February 27, 2000, among
          Buzzard Power Corporation, Scrubgrass Generating Company L.P. and
          Pennsylvania Electric Company.                                                          F

 11     Computation of earnings per share.                                                        M

 13.1   Company's Annual Report on Form 10-K for the year ended December 31, 2001.                L

 13.2   Company's Quarterly Reoprt on Form 10-Q for the quarter ended March 31, 2002.             M

 13.3   Company's Annual Report on Form 10-K/A for the year ended December 31, 2001.              N

 21     Subsidiaries of the Registrant.                                                           L

 23.1   Consent of Deloitte & Touche LLP.

 23.2   Consent of Ernst & Young LLP.

 23.3   Consent of Dorsey & Whitney LLP (filed as Exhibit 5.0).*


Incorporation references:

A  (INTENTIONALLY OMITTED)

B Previously filed as part of the Company's Report on Form 10-K for the year ended December 31, 1996 (Commission File No. 0-15472).

C Previously filed as part of the Company's Report on Form 10-Q for the period ended June 30, 1997 (Commission File No. 0-15472).

D Previously filed as part of the Company's Report on Form 10-K for the year ended December 31, 1997 (Commission File No. 0-15472).

E Previously filed as part of the Company's Report on Form 10-K for the year ended December 31, 1998 (Commission File No. 0-15472).

F Previously filed as part of the Company's Report on Form 10-K for the year ended December 31, 1999 (Commission File No. 0-15472).

G Previously filed as part of the Company's Report on Form 10-K for the year ended December 31, 2000 (Commission File No. 0-15472).

H  Previously filed as part of Amendment No. 7 to Schedule 13D filed by Joseph
   E. Cresci on August 2, 2001.

I Previously filed as part of Schedule 13D filed by Daniel J. Eastman on August 2, 2001.

J Previously filed as part of the Company's Report on Form 8-K dated as of August 7, 2001 (Commission File No. 0-15472).

K Previously filed as part of the Company's Report on Form 10-Q for the period ended September 30, 2001 (Commission File No. 0-15472).

L Previously filed as a part of the Company's Report on Form 10-K for the year ended December 31, 2001 (Commission File No. 0-15472).




M Previously filed as a part of the Company's Report on Form 10-Q for the period ended March 31, 2002 (Commission File No. 0-15472).



N Previously filed as a part of the Company's Report on Form 10-K/A for the year ended December 31, 2001 (Commission File No. 0-15472).



O Previously filed as a part of Amendment No. 1 to Schedule 13D of Benjamin Brant filed on May 13, 2002.